African Development Bank

Financial Statements
Year ended 31 December 2021

Balance sheet
as at 31 December 2021
(UA thousands)

ASSETS		2021	2020
CASH		3,303,139	2,332,185
DEMAND OBLIGATIONS		1,142	3,815
TREASURY INVESTMENTS (Note E)			
Treasury investments at fair value	3,518,204		3,339,940
Treasury investments at amortized cost	6,275,696		5,485,878
		9,793,900	8,825,818
DERIVATIVE ASSETS (Note F)		825,944	1,544,549
ACCOUNTS RECEIVABLE (Note G)			
Accrued income and charges receivable on loans	223,319		276,480
Other accounts receivable	954,910		314,293
		1,178,229	590,773
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Note C & G)	20,102,393		20,845,824
Hedged loans - Fair value adjustment (Note F)	48,516		163,779
Equity participations (Note H)	983,204		937,274
		21,134,113	21,946,877
OTHER ASSETS			
Property, equipment and Intangible assets (Note I)	88,430		104,254
Miscellaneous	320		414
		88,750	104,668
TOTAL ASSETS		**36,325,217**	**35,348,685**

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY		2021	2020
ACCOUNTS PAYABLE			
Accrued financial charges	251,408		238,525
Other accounts payable	854,516		672,806
		1,105,924	911,331
EMPLOYEE BENEFIT LIABILITIES (Note O)		448,664	632,925
DERIVATIVE LIABILITIES (Note F)		949,004	923,719
BORROWINGS (Note J)			
Borrowings at fair value	24,801,331		24,675,740
Borrowings at amortized cost	314,374		414,361
		25,115,705	25,090,101
Total liabilities		27,619,297	27,558,076
EQUITY (Note K)			
Capital			
Subscriptions paid	5,710,568		5,081,209
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(155,837)		(148,208)
Subscriptions paid (net of CEAS)		5,554,731	4,933,001
Reserves		3,151,189	2,857,608
Total equity		8,705,920	7,790,609
TOTAL LIABILITIES AND EQUITY		**36,325,217**	**35,348,685**

The accompanying notes to the financial statements form part of this statement.

Income statement
for the year ended 31 December 2021
(UA thousands)

	2021	2020
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note L)	348,244	460,616
Treasury investments and related derivatives (Note L)	129,340	181,448
Equity investments (dividends)	23,859	15,246
Other securities	5,530	2,903
Total Income from loans and investments	506,973	660,213
Interest and amortized issuance costs	(393,781)	(501,115)
Net interest on borrowing-related derivatives	322,733	248,184
Borrowing expenses (Note M)	(71,048)	(252,931)
(Losses)/gains on borrowings at fair value and related derivatives (Note M)	(111,213)	63,167
Net impairment (charges)/write-back (Note G)		
Loan principal	(62,047)	(47,675)
Loan charges	37,078	(12,187)
Impairment (charges)/write-back on financial guarantees	(164)	258
Impairment provisions on treasury investments	(65)	(39)
Impairment provisions on equity accounted investments (Note H)	(264)	(1,713)
Translation losses	(1,475)	(23,175)
Other income	13,432	8,599
Net operational income	311,207	394,517
OTHER OPERATING EXPENSES		
Administrative expenses (Note N)	(174,549)	(158,409)
Depreciation and amortization (Note I)	(32,748)	(33,161)
Sundry expenses	(7,364)	(4,546)
Total other operating expenses	(214,661)	(196,116)
Income before distributions approved by the Board of Governors	96,546	198,401
Distributions of income approved by the Board of Governors	(55,000)	(59,000)
NET INCOME FOR THE YEAR	**41,546**	**139,401**

The accompanying notes to the financial statements form part of this statement.

Statement of other comprehensive income
for the year ended 31 December 2021
(UA thousands)

	2021	2020
NET INCOME FOR THE YEAR	41,546	139,401
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net gains/(losses) on financial assets at FVOCI	39,388	(69,869)
Unrealized (losses)/gains on borrowings at fair value arising from "own credit"	(38,248)	19,894
Gains/(losses) on re-measurements of defined benefit liability	183,508	(29,059)
Total items that will not be reclassified to profit or loss	184,648	(79,034)
Total other comprehensive income for the year	184,648	(79,034)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**226,194**	**60,367**

The accompanying notes to the financial statements form part of this statement.

Statement of changes in equity
for the year ended 31 December 2021
(UA thousands)

				Reserves			
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasurement of Defined Benefit Plan	Net Gains/ (losses) on Financial Assets at Fair Value through Other Comprehensive Income	Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from "Own Credit"	Total Equity
Balance at 1 January 2020	**4,725,170**	**(148,449)**	**3,088,966**	**(436,272)**	**113,107**	**31,440**	**7,373,962**
Net income for the year	-	-	139,401	-	-	-	139,401
Other comprehensive income:							
Net losses on financial assets at FVOCI	-	-	-	-	(69,869)	-	(69,869)
Unrealized gains on fair valued borrowings arising from "own credit"	-	-	-	-	-	19,894	19,894
Losses on re-measurements of defined benefit liability	-	-	-	(29,059)	-	-	(29,059)
Total other comprehensive income	-	-	-	(29,059)	(69,869)	19,894	(79,034)
Total comprehensive income for the year	-	-	139,401	(29,059)	(69,869)	19,894	60,367
Net increase in paid-up capital	356,039	-	-	-	-	-	356,039
Net conversion gains on new subscription	-	241	-	-	-	-	241
Balance at 31 December 2020	**5,081,209**	**(148,208)**	**3,228,367**	**(465,331)**	**43,238**	**51,334**	**7,790,609**
Effect of changes to attribution method under Medical Benefit Plan (IAS 19) (Note O)	-	-	-	67,386	-	-	67,386
Balance at 1 January 2021	**5,081,209**	**(148,208)**	**3,228,367**	**(397,945)**	**43,238**	**51,334**	**7,857,995**
Net income for the year	-	-	41,546	-	-	-	41,546
Other comprehensive income:							
Net gains on financial assets at FVOCI	-	-	-	-	39,388	-	39,388
Unrealized losses on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(38,248)	(38,248)
Remeasurements of defined benefit liability	-	-	-	183,508	-	-	183,508
Total other comprehensive income	-	-	-	183,508	39,388	(38,248)	184,648
Total Comprehensive income for the year	-	-	41,546	183,508	39,388	(38,248)	226,194
Net increase in paid-up capital	629,359	-	-	-	-	-	629,359
Net conversion losses on new subscription	-	(7,629)	-	-	-	-	(7,629)
Transfer between reserves	-	-	20,217	-	(20,217)	-	-
Balance at 31 December 2021	**5,710,568**	**(155,837)**	**3,290,130**	**(214,437)**	**62,409**	**13,086**	**8,705,920**

The accompanying notes to the financial statements form part of this statement.

Statement of cash flows
for the year ended 31 December 2021
(UA thousands)

	2021	2020
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income for the year	41,546	139,401
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	32,748	33,161
Net impairment on loan principal and charges	24,969	59,862
Unrealized losses on investments and related derivatives	35,561	89,376
Amortization of discount or premium on treasury investments at amortized cost	16,401	11,834
Impairment provision on treasury investments	65	39
Impairment provision/(write-back) on financial guarantee	164	(258)
Losses on equity accounted investments	264	1,713
Amortization of borrowing issuance costs	6,155	9,965
Unrealized losses/(gains) on borrowings at fair value and derivatives	111,213	(70,369)
Translation losses	1,475	23,175
Share of losses on equity accounted investments	241	184
Net movements in derivatives	(171,617)	(303,454)
Changes in accrued income on loans	90,314	69,104
Changes in accrued financial charges	12,884	(165,670)
Changes in other receivables and payables	(272,103)	84,420
Net cash used in operating activities	(69,720)	(17,517)
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(1,677,884)	(3,325,285)
Repayments of loans	2,137,661	2,204,149
Investments maturing after 3 months of acquisition:		
Treasury investments at fair value through profit and loss	18,031	2,097,735
Treasury investments at amortized cost	(505,018)	(949,751)
Acquisition of property, equipment and intangible assets	(16,939)	(39,157)
Disposal of property, equipment and intangible assets	40	95
Disbursements on equity participations	(56,199)	(76,295)
Repayments on equity participations	65,664	36,243
Net cash used in investing, lending and development activities	(34,644)	(52,266)
FINANCING ACTIVITIES:		
New borrowings	6,524,317	4,343,983
Repayments on borrowings	(5,767,960)	(4,510,909)
Payments of lease liabilities	(14,528)	(11,998)
Cash from capital subscriptions	621,731	356,280
Net cash generated from financing activities	1,363,560	177,356
Net increase in cash and cash equivalents	1,259,196	107,573
Effect of exchange rate changes on cash and cash equivalents	(91,946)	30,832
Cash and cash equivalents at the beginning of the year	2,456,293	2,317,888
Cash and cash equivalents at end of year	**3,623,543**	**2,456,293**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	320,404	124,108
Cash	3,303,139	2,332,185
Cash and cash equivalents at the end of the year	**3,623,543**	**2,456,293**
SUPPLEMENTARY DISCLOSURE		
1. Movement resulting from exchange rate fluctuations:		
Interest paid	(58,164)	(418,600)
Interest received	594,545	834,883
Dividend received	23,859	15,246
2. Movement resulting from exchange rate fluctuations:		
Loans	225,446	38,949
Borrowings	(156,971)	(635,696)
Currency swaps	129,051	358,190

The accompanying notes to the financial statements form part of this statement.

Notes to the Financial Statements
for the year ended 31 December 2021

NOTE A – Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – Summary of significant accounting policies

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied in the preparation of the financial statements are summarized below.

Revenue Recognition
Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and expenses are recognized in the income statement.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

Dividends are recognized on equity participation instruments classified as measured at fair value through other comprehensive income (FVOCI) when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies
The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

The IMF formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in its Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92 percent. In line with the Bank's policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

Currency Translation
Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2021 and 2020 are reported in Note S. Non-monetary assets and liabilities are translated into UA at historical rates.

Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS).

This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are recognized in the income statement in the determination of net income.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity specified for puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2021, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the members liabilities on loans and guarantees due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member were to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short term employee benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the profit or loss as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan, the Bank and its employees pay fixed contributions to an externally administered fund with investment-grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in account payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The Bank operates a Staff Retirement Plan (SRP), that is accounted for as a defined benefit plan.

The calculation of the cost of providing benefits for the DB is performed annually by a qualified actuary using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the defined benefit are recognized in the profit or loss.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period.

The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the MBP are recognized in the profit or loss.

The effect of changes in accounting policies and further details of the Bank's employee benefits are included in Note O – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at FVTPL; and financial assets at FVOCI.

In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i)   *Financial Assets at Amortized Cost*

A financial asset is classified as at "amortized cost" only if the asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)   *Financial Assets at Fair Value through Profit or Loss*

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)   *Financial Assets at Fair Value through Other Comprehensive Income*

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to profit or loss on disposal of the equity investments but may be reclassified to retained earnings. No impairments are recognized in the income statement. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, it is recognized against the carrying amount of the equity investment.

iv)   *Financial Guarantee Contracts*

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees—which are not managed on a fair value basis—to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and the loss allowances determined under IFRS 9.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased under Resale Agreements, Securities Lent under Securities Lending Agreements and Securities Sold under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's Balance Sheet. In cases where the Bank enters into a "reverse repo" – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement and an obligation under repurchase is recognized in the statement of financial position. However, the underlying asset is not recognized in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans.

Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at FVTPL at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank's financial liabilities that are designated as at FVTPL are presented as follows: the amount of change in the fair value that is attributable to changes in the Bank's "own credit risk" are presented in OCI; and the remaining amount of change in the fair value is presented in profit or loss.

Amounts presented in OCI are never reclassified to profit or loss when the liability is settled or derecognized. However, the Bank may transfer the cumulative gain or loss within equity i.e., to retained earnings.

Other Liabilities

All financial liabilities that are not derivatives or designated at FVTPL are recorded at amortized cost. These include certain borrowings, accrued finance charges on borrowings and other accounts payable and liabilities. Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2021, the Bank had hybrid loans that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank's risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting except where the reason for the discontinuation is directly linked to the IBOR reforms amendments of IFRS 9 and IAS 39. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, financial guarantee contracts and Treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)   *Stage 1: 12-months ECL*

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii) *Stage 2: Lifetime ECL – not credit impaired*

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii) *Stage 3: Lifetime ECL – credit impaired*

Included in stage 3, are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs with regard to an obligor when either or both of the following have taken place:

- The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or
- The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 and 2 interest revenue is recognized on the gross carrying amount.

When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECL is no longer met i.e., cured, the Bank measures the loss allowance at an amount equal to 12-month ECL at the current reporting date. A financial asset is considered cured (i.e., no longer impaired) when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C.

An exposure will migrate through the ECL stages as asset quality deteriorates or improves. For both non- sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. Except that in the case of sovereign loans both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12-months ECL. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

When there is no reasonable expectation of recovery of an asset, it is written off against the related provision. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

Financial assets that are not credit-impaired at the reporting date : as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

For further details on how the Bank calculates ECLs including the use of forward-looking information, refer to the Credit quality of financial assets section in Note C.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note C.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value.

Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market- sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non- sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed and evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Gain or Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ.

The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as "day one profit and loss", is either: (i) amortized over the life of the transaction; or (ii) deferred until the instrument's fair value can be measured using market observable inputs or is realized through settlement.

The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associates

Under IAS 28, "Investments in Associates and Joint Ventures", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2021, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statements. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15–20 years
- Fixtures and fittings: 6–10 years
- Furniture and equipment: 3–7 years
- Motor vehicles: 5 years
- Right-of-use assets: over the shorter of the estimated useful life and lease term.

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that conveys the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in Other Accounts Payable. The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income in equity.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments held for trading and adjusted for translation gains and losses.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Bank Group's accounting policies.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

- The Bank's internal credit grading model, which assigns PDs to the individual grades.
- The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or lifetime ECL basis and the applicable qualitative assessment.
- Development of ECL models, including the various formulas and the choice of inputs.
- Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.
- Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes "observable" requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Change in Presentation and Comparative

In some cases, the Bank may in the current year, change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as may be necessary to reflect the new presentation.

The impact of COVID-19

At the beginning of the last quarter of 2021, there were prospects of a bounce-back of economic activities globally, as the pandemic had shown signs of abating. Infection rates reduced, and vaccination rates increased. However, the emergence of a new COVID-19 variant, Omicron, in December 2021, inflationary pressures due to supply-demand imbalance, and higher crude prices have dimmed the economic outlook for 2022.

For Africa, economic growth for 2022 is posited to be 4.1 percent (below the global growth rate of 4.4 percent), a decrease of 2.8 percent from the 6.9 percent growth rate registered in 2021. The continent's recovery is hampered by low vaccination rates, supply chain disruptions that have delayed project implementation, and the issue of growing debt. According to the IMF, debt payments hinder the ability of African governments to provide social protection benefits to their citizens. The forecast of an increase in global interest rates in 2022 will push many African countries further into debt distress amidst the challenge of dealing with the pandemic.

The IMF's latest economic outlook published on 25 January 2022 downgraded global growth for 2022 to 4.4 percent (previous forecast 4.9 percent). The report attributes the downgrade to rising COVID-19 cases, supply chain disruptions and higher than expected inflation. Also contributing to the downgrade is the slow recovery of the two big economies of the United States of America and China.

A major concern for global economic recovery is the divergence between the advanced and developing economies, caused by the disparities in vaccine access and roll-out programs. In advanced countries, almost 60 percent of the population are vaccinated, while only about 4 percent of low-income countries are vaccinated based on data from the IMF.

Therefore, achieving sustained economic recovery in 2022 is largely dependent on improved vaccination rates, keeping infection rates down, and halting the emergence and spread of new variants.

From a financial reporting perspective, the known and estimable effects of COVID-19 for the year ended 31 December 2021 have been recorded in the financial statements and remain relatively deeper than 2020, manifesting in reduced net income for the year. The pandemic caused market interest rates to maintain a downward trajectory, with the USD 6-month Libor experiencing a sustained dip since 2020. This sustained downward trend in market interest rates led to a noticeable reduction in the Bank's interest income from loans and treasury investments and a much deeper reduction in interest expense, which helped preserve the net interest income for 31 December 2021. However, it is expected that global interest rates will rise in 2022 as central banks seek to control inflation. Also, the continued uncertainty in asset and liability prices resulted in significant net fair value losses on the trading portfolios, particularly borrowings at FVTPL. The expectation is that market volatility may continue in 2022.

On lending operations, the pandemic continues to cause deterioration in the credit risk of counterparties, especially for the NSO portfolio, because of the prolonged slowdown in business activities on their sales revenue and capacity to generate sufficient financial resources to repay obligations as they fall due. This is expected to persist until supply chains are restored.

The Bank will continue to take appropriate credit actions, apply overlay adjustments in estimating ECLs on its exposures, and monitor and report all the effects of COVID-19 in its financial statements as they become known and estimable.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

Russia-Ukraine conflict

In February 2022, Russia invaded Ukraine and this invasion has triggered Europe's largest refugee crises and significant disruption to prices in financial and other markets across the world. Although Russia and Ukraine are relatively small in output terms, they are large producers and exporters of key food items, minerals and energy. The war has negatively impacted the supply and price of wheat, and energy prices across the world. The war has also heightened inflationary pressures and could slow-down global economic growth.

As at 31 December 2021, the Russia-Ukraine war had no direct impact on the financial performance and financial position of the Bank. However, because of its potential impact on the volatility of the fair value of tradeable certain financial assets and financial liabilities, the war may affect the Bank's 2022 financial results. As a result, the Bank will continue to monitor and report the impact of the war on its operations and financial results as they become estimable during the 2022 financial year.

The Effect of New and Amended IFRSs

A number of new or amended standards became effective for annual periods beginning after 1 January 2021 and beyond with earlier application permitted. The Bank did not early adopt any of the new or amended standards in preparing these financial statements.

Changes in accounting policies

The accounting policies for the current year are consistent with those reported in the previous year except the changes to accounting policies and disclosures arising as follows;

New standards and amendments (including material explanation) applicable from 1 January 2021

1. Attributing benefit to periods of service (IAS 19 Employee Benefits): In December 2020, the IFRS Interpretation Committee (IFRIC or the Committee) discussed a submission about the periods of service to which an entity attributes benefit for a particular defined benefit plan and issued a tentative Agenda Decision. At its April 2021 meeting, the Committee decided not to add the submission to its standard setting work plan but finalized an Agenda Decision that would include material explanations on how the applicable principles and requirements of IAS 19 should be applied in practice.

The Committee decided not to add the submission to its standard-setting work plan on the basis that the principles in IAS 19 provide an adequate basis for an entity to determine the periods of service to which retirement benefit is attributed in the submission. Please refer to Note O for further details and the impact of the Committee's material explanation on the financial statements.

2. Interest Rate Benchmark Reform – Phase 1 (2020) and Phase 2 (2021): Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – In response to the discontinuation of the Interbank Offered Rate (IBOR), the IASB issued amendments to IFRSs in two phases:

Phase 1 – These amendments provide temporary exceptions for specific hedge accounting requirements impacted by uncertainties arising from the reform, applicable to annual reporting periods beginning on or after 1 January 2020.

Phase 2 – These amendments relate to issues that could affect financial reporting when an IBOR is replaced with an alternative benchmark interest rate, impacting IBOR related financial assets, financial liabilities or lease liabilities, disclosures and hedging relationships that apply the hedge accounting requirements in IFRS 9 or IAS 39.

The amendment introduced a practical expedient that enables a company to account for a change in the contractual cash flows that are required by the IBOR reform by updating the effective interest rate to reflect the changes. Without these amendments, a gain or loss would have been recorded in the financial statements in line with existing IFRS 9 requirements on modification of terms of financial instruments. The Phase 2 amendments are applicable for annual reporting periods beginning on or after 1 January 2021. The Bank applied the phase 2 amendments for the year ended 31 December 2021 including disclosures related to IBOR transitions. Please refer to Note C (Interest Rate Risk) for details of the impact on the financial statements.

3. COVID-19 Related Rent Concessions – Extension of practical expedient: In May 2020, the IASB issued COVID 19- Related Rent Concessions, which amended IFRS 16 Leases to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification for payment originally due by 30 June 2021. Since lessors continue to grant COVID-19-related rent concessions to lessees and the effects of the COVID-19 pandemic are ongoing and significant, the IASB decided to extend the time period over which the practical expedient is applicable annual reporting periods beginning on or after 1 April 2021. This amendment did not have any significant impacts on the Bank's lease accounting as at 31 December 2021.

New standards and amendments applicable from 1 January 2022

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2022.

- Onerous contracts – Cost of Fulfilling a Contract: amendments to IAS 37 – These amendments are mandatorily applicable for annual reporting periods beginning on or after 1 January 2022.

- Property, Plant and Equipment: Proceeds before Intended Use: amendments to IAS 16. These amendments are mandatorily applicable for annual reporting periods beginning on or after 1 January 2022.

- Reference to Conceptual Framework – amendments to IFRS 3: These amendments are mandatorily applicable for annual reporting periods beginning on or after 1 January 2022.

- Annual Improvements to IFRS Standards 2018–2020: Applicable for annual reporting periods beginning on or after 1 January 2022.

- Classification of Liabilities as Current or Non-current – amendments to IAS 1: These amendments are mandatorily applicable for annual reporting periods beginning on or after 1 January 2023.

- IFRS 17 Insurance Contracts and amendments: Annual periods beginning on or after 1 January 2023.

NOTE C – Risk Management Policies and Procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Due to the upcoming discontinuation of the London Interbank Offered Rate (LIBOR) and other Interbank Offered Rates (IBORs) by the end of 2021, interest rate financial risk management processes, systems and operations will be affected. As a result, the Bank commissioned a "LIBOR Transition Project" to assess the potential impacts of the changes arising from the discontinuation of LIBOR and other IBORs and implement changes required to ensure a fair and seamless transition to the recommended Alternative Risk Free Rates. The LIBOR Transition Project progressed as expected during the 2021 year and relevant disclosures have been provided in the financial statement. Refer to "Interest Rate Risk" section below for details of the Bank's LIBOR Transition Project and the impact of the transition and amendments to IFRSs on the financial statements.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM) and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance.

The CRC, which is chaired by the Group Chief Risk Officer, ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval. The ORMC—which has two co-chairs; Vice President, CHVP and the Group Chief Risk Officer—is a committee of representative business units across the Bank. It exercises oversight over the ORMF implementation process and provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management.

It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. ORMC meets on quarterly basis and reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank's balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval, amongst other responsibilities. The ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight over all credit, market and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations. The capital allocation for non-sovereign operations is up to 45 percent of the Bank's risk capital.

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority) and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received and other credit enhancements for 2021 and 2020 is as follows:

(UA thousands)

Assets	2021	2020
Cash	3,303,139	2,332,185
Demand obligations	1,142	3,815
Treasury investments at fair value	3,518,204	3,339,940
Treasury investments at amortized cost	6,275,696	5,486,111
Derivative assets	825,944	1,544,549
Accrued income and charges receivable on loans	223,319	276,480
Other accounts receivable	954,910	314,293
Loans	20,102,393	20,845,824

1)   Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 December 2021 and 31 December 2020 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

Summary of loans as at 31 December 2021

(UA thousands)

Country	N° of loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance – Gross	% of Total Outstanding Loans
Algeria	1	703,042	-	-	703,042	3.40
Angola	8	1,359,963	-	524,129	835,834	4.05
Benin	3	187,235	-	186,018	1,217	0.01
Botswana	4	666,441	97,886	-	568,555	2.75
Burkina Faso	3	95,177	-	87,375	7,802	0.04
Cameroon	16	1,404,019	92,394	687,795	623,830	3.02
Cape Verde	14	203,754	-	15,623	188,131	0.91
Congo	5	359,789	-	101,559	258,230	1.25
Côte d'Ivoire	15	1,104,953	33,940	673,970	397,043	1.92
Democratic Republic of Congo	6	101,069	-	-	101,069	0.49
Eswatini	11	304,981	151,945	60,905	92,131	0.45
Egypt	18	2,287,567	67,072	226,136	1,994,359	9.65
Equatorial Guinea	5	80,727	-	63,427	17,300	0.08
Ethiopia	2	128,395	-	74,325	54,070	0.26
Gabon	13	1,039,293	-	348,635	690,658	3.34
Kenya	14	1,368,132	-	705,673	662,459	3.21
Mauritius	7	377,537	-	-	377,537	1.83
Morocco	66	4,251,844	213,755	931,859	3,106,230	15.03
Multinational	1	52,251	52,251	-	-	-
Namibia	12	1,030,960	-	204,655	826,305	4.00
Nigeria	14	1,924,731	353,103	440,988	1,130,640	5.47
Rwanda	6	481,340	-	289,871	191,469	0.93
Senegal	16	1,049,939	172,706	381,573	495,660	2.40
Seychelles	6	59,835	-	4,609	55,226	0.27
South Africa	10	1,533,421	61,136	147,512	1,324,773	6.41
Tanzania	8	859,762	-	633,357	226,405	1.10
Tunisia	40	2,764,825	84,001	569,356	2,111,468	10.22
Uganda	8	605,134	-	455,724	149,410	0.72
Zambia	10	371,096	-	171,726	199,370	0.96
Zimbabwe**	12	195,591	-	-	195,591	0.95
Total Public Sector	**354**	**26,952,803**	**1,380,189**	**7,986,800**	**17,585,814**	**85.11%**
Total Private Sector	**151**	**4,607,050**	**714,464**	**816,439**	**3,076,147**	**14.89%**
Total	**505**	**31,559,853**	**2,094,653**	**8,803,239**	**20,661,961**	**100.00%**

* Excludes fully repaid loans and canceled loans. Trade finance and related guarantee exposures are also excluded.

** Countries in non-accrual status as at 31 December 2021

Slight differences may occur in totals due to rounding.

As at 31 December 2020
(UA thousands)

Country	N° of loans	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance – Gross	% of Total Outstanding Loans
Algeria	1	760,231	-	-	760,231	3.56
Angola	8	1,381,118	-	537,996	843,122	3.95
Benin	3	195,717	-	195,595	122	-
Botswana	3	623,187	-	-	623,187	2.92
Burkina Faso	3	99,489	-	94,052	5,437	0.03
Cameroon	15	1,378,458	136,504	655,895	586,059	2.75
Cape Verde	13	204,641	-	25,896	178,745	0.84
Congo	5	382,999	-	117,986	265,013	1.24
Côte d'Ivoire	12	1,054,022	-	729,797	324,225	1.52
Democratic Republic of Congo	6	170,179	-	-	170,179	0.80
Eswatini	10	158,698	-	77,892	80,806	0.38
Egypt	16	2,185,834	91,228	238,127	1,856,479	8.71
Equatorial Guinea	5	86,392	-	68,673	17,719	0.08
Ethiopia	2	125,476	-	88,288	37,188	0.17
Gabon	13	1,063,078	-	344,816	718,262	3.37
Kenya	13	1,316,391	-	849,037	467,354	2.19
Mauritius	9	400,838	-	-	400,838	1.88
Morocco	66	4,496,825	368,222	829,243	3,299,360	15.47
Namibia	12	1,007,900	-	244,237	763,663	3.58
Nigeria	11	1,576,534	-	464,748	1,111,786	5.21
Rwanda	6	493,798	102,633	205,329	185,836	0.87
Senegal	13	868,884	-	485,891	382,993	1.80
Seychelles	5	47,566	-	5,937	41,629	0.20
South Africa	9	1,625,006	-	198,495	1,426,511	6.69
Sudan**+	4	55,139	-	-	55,139	0.26
Tanzania	8	846,546	83,318	604,187	159,041	0.75
Tunisia	39	2,889,863	-	628,836	2,261,027	10.60
Uganda	8	594,526	314,849	161,221	118,456	0.56
Zambia	10	367,553	-	212,637	154,916	0.73
Zimbabwe**	12	190,067	-	-	190,067	0.89
Total Public Sector	**340**	**26,646,955**	**1,096,754**	**8,064,811**	**17,485,390**	**81.99%**
Total Private Sector	**163**	**5,286,096**	**531,158**	**914,185**	**3,840,752**	**18.01%**
Total	**503**	**31,933,051**	**1,627,912**	**8,978,996**	**21,326,142**	**100.00%**

* Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.

** Countries in non-accrual status as at 31 December 2020.

+ The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2020, no decision had been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

Balance Sheet Optimization Initiatives

Since 2018, in line with G20 calls to Multilateral Development Banks (MDBs) to optimize their balance sheets while mobilizing additional financial resources, the Bank has implemented Balance Sheet Optimization (BSO) initiatives aimed at (i) reducing concentration risk on the Bank's sovereign and non-sovereign loan and guarantee portfolios; (ii) diversifying and crowding in investors into development finance and (iii) increasing the institution's lending headroom. These initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEA), credit insurance and guarantee transactions, among other structures.

Since inception, BSO has become a valuable tool for recycling lending headroom to facilitate the Bank's counter cyclical lending role especially during the pandemic which hit the globe towards the end of 2019, continued into 2022, with no end in sight. The mainstreaming of BSO within the operations of the Bank was strengthened by the approval of the BSO Framework by the Board of Directors in June 2020.

Balance Sheet Optimization Initiatives – Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Other similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The Exposure Exchange Agreement (EEA) was the first sovereign BSO transaction completed by the Bank, as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom. Concluded in 2015, it involves an EEA between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), all AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. The EEA has a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The Bank accounts for exposures arising from the EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank's counterparties.

The table below presents the countries and notional amounts of credit protection contracted under the EEA;

(USD millions)

Protection Purchased				Protection Sold			
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank	
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21		
				Romania	185.00		
				Turkey	200.00		
TOTAL	1,587.71	TOTAL	2,880.00	TOTAL	1,587.71	TOTAL	2,880.00

Credit Insurance

Other than the EEA described above, the Bank has also purchased credit insurance protection of EUR 128 million on a EUR 470 million Partial Credit Guarantee (PCG) that covers the obligations of one of its sovereign borrowers. No default events have occurred on any sovereign exposures covered (either for the counterparties for which credit protection was purchased or sold) under the exposure exchanges or the credit insurance transaction, as of December 31, 2021. The Bank continues to expect full recovery of its sovereign and sovereign- guaranteed exposures covered. As of 31 December 2021, the total notional amount of credit protection, including insurance, purchased and or sold, on the relevant underlying single reference sovereign entities stood at UA 3.2 billion as no new credit protections had been purchased during the 2021 financial year.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with widely-used rating scales. The Bank measures credit risk using a 22 grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

Risk class	Revised Rating Scale Assessment	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 3.37 at the end of December 31, 2021, compared with 3.17 as of 31 December 2020.

	Risk Profile of Outstanding Sovereign-Guaranteed Loan Portfolio				
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2021	34%	18%	39%	8%	1%
2020	39%	18%	31%	11%	1%
2019	47%	27%	22%	2%	2%
2018	51%	26%	20%	3%	-
2017	55%	23%	19%	3%	-

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the new IFRS-9 provisioning standards in such portfolio.

To cover potential losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2021, the Bank's sovereign loan and guarantee portfolio used up to 60 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by the gain on financial assets at FVOCI, unrealized loss/gain on fair-valued borrowings arising from "own credit" and any shortfall of the stock of provisions to expected losses. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 537.9 million (31 December 2020: UA 740.38 million) of which UA 93.19 million (31 December 2020: UA 45.42 million) is related to trade finance as at 31 December 2021.

Non-sovereign transactions are grouped into the following four main categories: project finance; corporate finance; financial institutions and private equity Funds. The weighted-average risk rating was 4.65 at the end of December 2021 compared with 4.17 at the end of 2020. The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

	Risk Profile of Outstanding Non-Sovereign Loan and Equity Portfolio				
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2021	9%	19%	43%	12%	17%
2020	17%	21%	36%	15%	11%
2019	18%	22%	41%	12%	7%
2018	21%	22%	38%	15%	4%
2017	18%	23%	43%	14%	2%

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital Policy (Internal Rating Based – (IRB)).

At the end of December 2021, the Bank's non-sovereign portfolio required as risk capital approximately 18 percent of the Bank's total on-balance sheet risk capital sources. This level is below the limit of 45 percent for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital, approximately 11.5 percent of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit are articulated in the Bank's capital adequacy framework.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

Balance Sheet Optimization Initiatives – Non-Sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non-sovereign loan and guarantee portfolio aimed at (i) reducing credit risk, (ii) addressing concentration and other prudential ratio limits and (iii) and increasing lending headroom. These initiatives involve, among other structured finance facilities, assets sell downs, credit insurance, financial guarantees and, synthetic securitization transactions, on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs. The PSF is one of such initiatives.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015, as an independent special purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 31 December 2021, the notional amounts of non-sovereign loans covered by the PSF stood at UA 275.86 million (31 December 2020: UA 289.38 million).

Synthetic Securitization and Credit Insurance

These BSO initiatives include the purchase of credit protection for the Bank through synthetic securitization and credit insurance and guarantees amounted to UA 1.14 billion (31 December 2020: UA 1.1 billion).

On 2 December 2021, the Affirmative Financing Action for Women in Africa (AFAWA) Risk Sharing Mechanism (RSM) became fully operational and effective both on the side of the risk participation agreement (RPA) counter guarantee from France and the Netherlands and the Bank's Partial Credit Guarantee (PCG) to the African Guarantee Fund (AGF), the initiative's implementation partner for Phase I. This means that guarantee transactions booked by AGF in support of commercial bank lending to female-led entrepreneurs will be eligible for coverage by the Bank and that the expected leverage impact towards mobilizing up to USD 2 billion in lending is fully operationalized. The impact of this new non-sovereign securitization BSO will be reflected in the Bank's financial statements for 2022.

Non-Sovereign Pipeline BSO

In 2021, on the sidelines of the Conference of the Parties (COP) 26 event, the intent of the Room 2 Run Sovereign (R2R-S) transaction with the United Kingdom's Foreign Commonwealth and Development Office (FCDO) and Africa Trade Insurance (ATI) was announced. The objective of the structure is to support additional on-lending of up to USD 1.8 billion towards climate relevant transactions, while attracting the participation of the London-based Lloyd's market to risk participate in ADB's sovereign loan portfolio. The parties are working towards finalizing the structure during 2022.

In October 2021, the Mozambique LNG transaction credit insurance transaction was approved by the Board of Directors. This private sector credit insurance shall cover a portion of the Bank's USD 400 million debt facility to the Mozambique LNG Project, approved in 4Q2019. Two insurers rated AA- and A- will cumulatively take on a total exposure of USD 120 million, which represents 30 percent insurance cover on the transaction, thereby helping to unlock up to USD 113 million in additional lending capacity towards non-sovereign transactions.

The overall total notional BSOs outstanding on all relevant underlying single non-sovereign reference entities stood at UA 1.42 billion as at 31 December 2021 (31 December 2020: UA 1.4 billion) as no new credit protections became operational during the 2021 financial year.

Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio.

As the originator of the qualifying transactions and protection buyer, the Bank remains the lender of record. In line with the substance of the transactions, BSOs are accounted for as financial guarantee contracts in the financial statements of the Bank.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of -A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	6 months	1 year	5 years	10 years	15 years	30 years
					Maturity	
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-Backed Securities (MBS)/ Asset Backed Securities (ABS)			AAA			
	Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 or above by at least two approved rating agencies or at least A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank's derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure		
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2021	38,502	295	28	-	1%	99%
2020	29,804	884	115	-	1%	99%
2019	27,837	593	84	-	11%	89%
2018	27,399	213	52	-	16%	84%
2017	12,018	198	27	-	48%	52%

Fair value before collateral.

** After collateral received in cash or securities.*

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements
(UA millions)

| | Gross Amounts of Recognized Financial Assets | Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet | Net Amounts of Financial Assets Presented in the Balance Sheet | Related Amounts not Set Off in the Statement of Financial Position | | Net Amount |
				Financial Instruments	Collateral Received	
2021	526	(280)	246	-	(347)	(101)
2020	1,474	(590)	884	-	(849)	35
2019	1,057	(521)	536	-	(576)	(40)
2018	390	(177)	213	-	-	213
2017	402	(204)	198	-	191	7

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements
(UA millions)

| | Gross Amounts of Recognized Financial Liabilities | Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet | Net Amounts of Financial Assets Presented in the Balance Sheet | Related Amounts not Set Off in the Statement of Financial Position | | Net Amount |
				Financial Instruments	Cash Collateral Pledged	
2021	661	(279)	382	-	-	382
2020	145	(41)	104	-	-	104
2019	225	(29)	196	-	-	196
2018	941	(384)	557	-	-	557
2017	1,027	(477)	550	-	-	550

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below.

| | Credit Risk Profile of the Investment Portfolio | | |
	AAA	AA+ to AA-	A+ and lower
2021	51%	36%	13%
2020	54%	36%	10%
2019	50%	38%	12%
2018	49%	41%	10%
2017	53%	39%	8%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

At the end of December 2021, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 2.5 percent of the Bank's total risk capital.

Expected Credit Risk

Definition of default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank which is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9's 90 days past due rebuttable presumption in the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay its credit obligations to the Bank without recourse by the Bank to actions such as realizing security.

Credit Risk Grades

The Bank allocates each exposure to a credit risk grade based on a variety of data that is determined to be predictive of the risk of default and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following:

- Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in its business activities.
- Data from credit reference agencies, press articles and changes in external credit ratings.

Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the assets credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If it is substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain/loss in the statement of profit or loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of expected credit loss

ECLs are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, then this will lead to a change in the estimate of the associated PD.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrowers extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

- Instrument type
- Credit risk grading
- Date of initial recognition
- Remaining term to maturity
- Industry
- Geographic location of the borrower

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB- equivalent or better.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Bank's Credit Risk Committee considers a range of relevant forward-looking macro-economic scenarios assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance and economics functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macroeconomic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to gross domestic product, gross capital formation, government's revenue, government's debts, current account balance and lending rates. These require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of expected credit loss

The Bank calculates ECLs based on three probability-weighted macroeconomic scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different probability of default parameters and different weight.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macroeconomic scenario that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility. The 12-month ECL is equal to the discounted sum over the next 12 months of the marginal PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of marginal PD over the full remaining life multiplied by the LGD and EAD.

The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

Amounts arising from expected credit losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3).

Impairment of Financial Instruments by Stage

The table below presents a breakdown of impairment allowance based on stage allocation and asset classification as at 31 December 2021 and 31 December 2020.

Table 1.1: Impairment on loans and other debt instruments measured at amortized cost by stage

As at 31 December 2021
(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	76,803	49,555	433,210	559,568
Interest receivables	1,839	2,437	292,821	297,097
Treasury investments	298	-	-	298
Guarantees	1,304	72	-	1,376
Total impairment as at 31 December 2021	**80,244**	**52,064**	**726,031**	**858,339**

As at 31 December 2020
(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	97,415	66,923	333,075	497,413
Interest receivables	3,961	1,904	328,418	334,283
Treasury investments	233	-	-	233
Guarantees	1,212	-	-	1,212
Total impairment as at 31 December 2020	**102,821**	**68,827**	**661,493**	**833,141**

The table below presents an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio at 31 December 2021 and 31 December 2020.

Table 1.2: Analysis of loans at amortized cost, impairments and ECL coverage ratio[1]

As at 31 December 2021
(UA million)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**18,500**	**1,474**	**688**	**20,662**	**76.80**	**49.56**	**433.21**	**559.57**
Non-Sovereign	2,118	466	492	3,076	33.17	27.75	359.77	420.69
Sovereign	16,382	1,008	196	17,586	43.63	21.81	73.44	138.88
Interest receivables	**104**	**15**	**369**	**488**	**1.84**	**2.43**	**292.82**	**297.09**
Non-Sovereign	27	7	53	87	1.15	1.37	56.14	58.66
Sovereign	77	8	316	401	0.69	1.06	236.68	238.43
Total Loans	**18,604**	**1,489**	**1,057**	**21,150**	**78.64**	**51.99**	**726.03**	**856.66**
Guarantees	**537**	**0.69**	**-**	**538**	**1.30**	**0.07**	**-**	**1.37**
Non-Sovereign	93	0.69	-	94	0.89	0.07	-	0.96
Sovereign	444	-	-	444	0.41	-	-	0.41
Treasury Investments	**6,182**	**-**	**-**	**6,182**	**0.30**	**-**	**-**	**0.30**
31 December 2021	**25,323**	**1,490**	**1,057**	**27,870**	**80.24**	**52.06**	**726.03**	**858.34**

Slight differences may occur in totals due to rounding.

	ECL coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.42%**	**3.36%**	**62.97%**	**2.71%**
Non-Sovereign	1.57%	5.95%	73.12%	13.68%
Sovereign	0.27%	2.16%	37.47%	0.79%
Interest receivables	**1.77%**	**16.20%**	**79.36%**	**60.88%**
Non-Sovereign	4.26%	19.57%	105.92%	67.43%
Sovereign	0.90%	13.25%	74.90%	59.46%
Total Loans	**0.42%**	**3.49%**	**68.69%**	**4.05%**
Guarantees	**0.24%**	**10.14%**	**-**	**0.25%**
Non-Sovereign	0.96%	10.14%	-	1.02%
Sovereign	0.09%	-	-	0.09%
Treasury Investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.32%**	**3.49%**	**68.69%**	**3.08%**

Slight differences may occur in totals due to rounding.

---

1   *ECL Coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.*

As at 31 December 2020

(UA million)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**19,812**	**927**	**588**	**21,326**	**97.42**	**66.92**	**333.07**	**497.41**
Non-Sovereign	2,710	772	343	3,824	36.49	54.59	240.89	331.97
Sovereign	17,102	155	245	17,502	60.93	12.33	92.18	165.44
Interest receivables	**128**	**7**	**429**	**564**	**3.96**	**1.90**	**328.42**	**334.28**
Non-Sovereign	32	6	38	77	1.42	1.83	35.56	38.81
Sovereign	96	1	390	487	2.54	0.07	292.86	295.47
Total Loans	**19,940**	**934**	**1,016**	**21,890**	**101.38**	**68.83**	**661.49**	**831.70**
Guarantees	**725**	**-**	**-**	**725**	**1.21**	**-**	**-**	**1.21**
Non-Sovereign	29	-	-	29	0.32	-	-	0.32
Sovereign	697	-	-	697	0.89	-	-	0.89
Treasury Investments	**5,381**	**-**	**-**	**5,381**	**0.23**	**-**	**-**	**0.23**
31 December 2020	**26,046**	**934**	**1,016**	**27,996**	**102.82**	**68.83**	**661.49**	**833.14**

Slight differences may occur in totals due to rounding.

	ECL coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.49%**	**7.22%**	**56.66%**	**2.33%**
Non-Sovereign	1.35%	7.07%	70.30%	8.68%
Sovereign	0.36%	7.95%	0.00%	0.95%
Interest receivables	**3.09%**	**27.14%**	**76.55%**	**59.27%**
Non-Sovereign	4.44%	30.50%	93.75%	50.39%
Sovereign	2.65%	7.00%	74.97%	60.66%
Total Loans	**0.51%**	**7.37%**	**65.11%**	**3.80%**
Guarantees	**0.17%**	**-**	**-**	**0.17%**
Non-Sovereign	1.10%	-	-	1.10%
Sovereign	0.13%	-	-	0.13%
Treasury Investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.39%**	**7.37%**	**65.11%**	**2.98%**

Slight differences may occur in totals due to rounding.

An analysis of changes in ECL allowances in relation to the bank's financial assets carried at amortized cost is provided below:

Analysis of the changes in ECL allowance account between 31 December 2020 and 31 December 2021

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2021	**102,821**	**68,827**	**661,493**	**833,141**
New assets originated or purchased	5,475	1,056	-	6,531
Assets derecognized or repaid	(2,920)	(21,771)	(83,256)	(107,947)
Transfer from Stage 1 to Stage 2	(19,492)	19,492	-	-
Transfer from Stage 2 to Stage 3	-	(12,287)	12,287	-
Transfer from Stage 1 to Stage 3	(241)	-	241	-
Transfer from Stage 3 to Stage 1	365	-	(365)	-
New and increased provision (net of releases)	(5,764)	(3,253)	135,631	126,614
31 December 2021	**80,244**	**52,064**	**726,031**	**858,339**

The ECL allowance reported on the balance sheet as at 31 December 2021 increased by UA 25.20 million (3.02 percent) to UA 858.34 million from the UA 833.14 million as at 31 December 2020, while the total provision for ECLs reported in the income statement in the year was UA 25.20 million compared with UA 59.64 million reported for 31 December 2020.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments; ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; iii) loan equivalent value of committed guarantees; and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2021 and 2020 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2021

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	129,164	(1,215,145)	83,000	18,707	(98,769)	(173,981)	(204,643)	(839,459)
Borrowings at fair value	24,801,331	27,026,780	5,744,808	5,157,634	2,304,371	942,190	5,974,570	6,903,207
	24,930,495	**25,811,635**	**5,827,808**	**5,176,341**	**2,205,602**	**768,209**	**5,769,927**	**6,063,748**
Financial liabilities without derivatives								
Accounts payable	1,105,924	1,105,924	1,105,924	-	-	-	-	-
Borrowings at amortized cost	314,374	378,652	126,120	184,188	470	310	404	67,160
	1,420,298	**1,484,576**	**1,232,044**	**184,188**	**470**	**310**	**404**	**67,160**
Total financial liabilities	**26,350,793**	**27,296,211**	**7,059,852**	**5,360,529**	**2,206,072**	**768,519**	**5,770,331**	**6,130,908**
Represented by:								
Derivative liabilities	129,164	(1,215,145)	83,000	18,707	(98,769)	(173,981)	(204,643)	(839,459)
Accounts payable	1,105,924	1,105,924	1,105,924	-	-	-	-	-
Borrowings	25,115,705	27,405,432	5,870,928	5,341,822	2,304,841	942,500	5,974,974	6,970,367

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2020

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	(615,342)	540,206	202,797	91,312	214,500	136,230	(1,898)	(102,735)
Borrowings at fair value	24,675,740	26,244,427	6,062,243	5,497,424	5,058,599	2,289,716	393,908	6,942,537
	24,060,398	**26,784,633**	**6,265,040**	**5,588,736**	**5,273,099**	**2,425,946**	**392,010**	**6,839,802**
Financial liabilities without derivatives								
Accounts payable	911,331	911,331	911,331	-	-	-	-	-
Borrowings at amortized cost	414,361	511,317	134,124	123,169	179,315	565	470	73,674
	1,325,692	**1,422,648**	**1,045,455**	**123,169**	**179,315**	**565**	**470**	**73,674**
Total financial liabilities	**25,386,090**	**28,207,281**	**7,310,495**	**5,711,905**	**5,452,414**	**2,426,511**	**392,480**	**6,913,476**
Represented by:								
Derivative liabilities	(615,342)	540,206	202,297	91,312	214,500	136,230	(1,898)	(102,735)
Accounts payable	911,331	911,331	911,331	-	-	-	-	-
Borrowings	25,090,101	26,755,744	6,196,367	5,620,593	5,237,914	2,290,281	394,378	7,016,211

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank's financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: Currency exchange risk and interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

Net Currency Position at 31 December 2021

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets									
Cash	515,400	238,061	934,331	102,815	-	1,523,458	3,314,065	(10,926)	3,303,139
Demand obligations	-	-	-	-	-	1,142	1,142	-	1,142
Investments at fair value[a]	456,841	3,579	-	36,917	39,369	2,987,602	3,524,308		3,524,308
Investments at amortized cost	1,588,095	2,472,292	489,238	690,922	941,094	94,055	6,275,696	-	6,275,696
Accounts receivable	(563,863)	3,483,814	(638,507)	7,835	42,552	(1,239,297)	1,092,534	85,695	1,178,229
Loans	9,811,458	8,332,861	41,035	496	-	1,965,059	20,150,909	-	20,150,909
Equity participations	78,034	62,352	-	-	-	842,707	983,093	111	983,204
Other assets	-	-	-	-	-	-	-	88,750	88,750
	11,885,965	14,592,959	826,097	838,985	1,023,015	6,174,726	35,341,747	163,630	35,505,377
Liabilities									
Accounts payable	(396,038)	(315,302)	(115,311)	(9,208)	(1)	(148,582)	(984,442)	(121,482)	(1,105,924)
Employee Benefits	-	-	-	-	-	-	-	(448,664)	(448,664)
Borrowings	(4,278,053)	(12,492,936)	(1,564,047)	(1,129,304)	(449,523)	(5,201,842)	(25,115,705)	-	(25,115,705)
Currency swaps on borrowings and related derivatives[b]	(4,709,361)	(1,661,411)	1,731,878	1,138,392	450,321	2,921,017	(129,164)	-	(129,164)
	(9,383,452)	(14,469,649)	52,520	(120)	797	(2,429,407)	(26,229,311)	(570,146)	(26,799,457)
Currency position of equity as at 31 December	**2,502,513**	**123,310**	**878,617**	**838,865**	**1,023,812**	**3,745,318**	**9,112,436**	**(406,516)**	**8,705,920**
% of sub-total	**27.46**	**1.35**	**9.64**	**9.21**	**11.24**	**41.10**	**100.00**	**-**	**100.00**
SDR Composition as at 31 December 2021	**31.26**	**41.63**	**7.45**	**8.25**	**11.41**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:

Investments measured at fair value	3,518,204
Derivative assets	6,104
Derivative liabilities	-
Amount per statement of net currency position	3,524,308

(b) Currency Swaps on borrowings is made up as follows:

Derivative assets	819,840
Derivative liabilities	(949,004)
Net swaps on borrowings per statement of net currency position	(129,164)

(c) RMB=CNY

Net Currency Position at 31 December 2020
(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets									
Cash	(21,668)	46,788	1,281,323	52,418	-	968,394	2,327,255	4,930	2,332,185
Demand obligations	-	-	-	-	-	3,815	3,815	-	3,815
Investments at fair value[(a)]	843,374	3,357	126	64,534	6,695	2,427,342	3,345,428	-	3,345,428
Investments at amortized cost	1,629,692	1,952,426	434,256	609,918	764,450	95,136	5,485,878	-	5,485,878
Accounts receivable	117,682	202,357	36,288	3,720	13,934	122,308	496,289	94,484	590,773
Loans	10,031,929	8,930,809	90,067	777	-	1,956,021	21,009,603	-	21,009,603
Equity participations	68,117	62,821	-	-	-	806,042	936,980	294	937,274
Other debt securities	-	-	-	-	-	-	-	-	-
Other assets	-	-	-	-	-	-	-	104,668	104,668
	12,669,126	11,198,558	1,842,060	731,367	785,079	6,379,058	33,605,248	204,376	33,809,624
Liabilities									
Accounts payable	(1,421,038)	2,610,831	(1,162,819)	(1,475)	(781,610)	(155,220)	(911,331)	-	(911,331)
Employee Benefit	-	-	-	-	-	-	-	(632,925)	(632,925)
Borrowings	(4,545,809)	(12,563,821)	(1,700,894)	(891,596)	(310,849)	(5,077,132)	(25,090,101)	-	(25,090,101)
Currency swaps on borrowings and related derivatives[(b)]	(4,291,835)	(1,026,569)	2,015,597	892,507	314,401	2,711,241	615,342	-	615,342
	(10,258,682)	(10,979,559)	(848,116)	(564)	(778,058)	(2,521,111)	(25,386,090)	(632,925)	(26,019,015)
Currency position of equity as at 31 December 2020	**2,410,444**	**218,999**	**993,944**	**730,803**	**7,021**	**3,857,947**	**8,219,158**	**(428,549)**	**7,790,609**
% of sub-total	**29.33**	**2.66**	**12.09**	**8.89**	**0.09**	**46.94**	**100.00**	**-**	**100.00**
SDR Composition as at 31 December 2020	**32.70**	**40.49**	**7.98**	**8.02**	**10.82**	**-**	**100.00**	**-**	**100.00**

(a)	Investments measured at fair value comprise:	
	Investments measured at fair value	3,339,940
	Derivative assets	5,488
	Derivative liabilities	-
Amount per statement of net currency position		3,345,428

(b)	Currency swaps on borrowings comprise:	
	Derivative assets	1,539,062
	Derivative liabilities	(923,720)
Net swaps on borrowings per statement of net currency position		615,342

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2016, the IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in Special Drawing Rights (SDR) with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2021 and 2020, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2021
(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD									
EUR	3,556.55	2,901.74	668.97	725.34	974.79	27.30	8,854.69	(4.02)	4bps
GBP	3,637.68	2,698.11	684.22	816.08	997.02	27.30	8,860.41	1.70	2bps
JPY	3,640.89	2,700.50	753.31	742.54	997.90	27.30	8,862.44	3.74	4bps
CNY	3,626.26	2,689.65	682.08	739.56	1,093.28	27.30	8,858.13	(0.57)	1bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	3,667.78	2,720.44	689.89	748.03	1,005.27	30.03	8,861.44	2.73	3bps
Net assets resulting from a 10% depreciation against the USD									
EUR	3,775.11	2,545.50	710.08	769.92	1,034.69	27.30	8,862.60	3.88	4bps
GBP	3,695.58	2,741.06	695.12	685.18	1,012.89	27.30	8,857.13	(1.57)	2bps
JPY	3,692.57	2,738.83	631.41	753.09	1,012.07	27.30	8,855.27	(3.45)	4bps
CNY	3,706.35	2,749.05	697.14	755.90	923.50	27.30	8,859.24	0.53	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	3,667.78	2,720.44	689.89	748.03	1,005.27	24.82	8,856.23	(2.48)	3bps
Assumptions									
Base net assets	3,667.78	2,720.44	689.89	748.03	1,005.27	27.30	8,858.71	-	-
Add: Fair valuation effects on borrowings & derivatives	(61.29)	(5.28)	61.15	5.19	(6.30)	(146.26)	(152.80)	-	-
Base net assets (including fair valuation of borrowings and derivatives)	3,606.49	2,715.16	751.04	753.22	998.97	(118.96)	8,705.92	-	-
Currency weight	0.5825	0.3867	11.9000	0.0859	1.0174	-	-	-	-
Base exchange rate	1.3997	1.2366	161.1280	1.0386	8.8866	-	-	-	-

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2020
(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD									
EUR	3,065.95	2,726.47	633.34	647.92	818.76	29.97	7,922.42	(3.19)	4bps
GBP	3,141.11	2,539.37	648.86	730.19	838.83	29.97	7,928.34	2.73	3bps
JPY	3,141.54	2,539.72	713.85	663.90	838.95	29.97	7,927.94	2.33	3bps
CNY	3,132.93	2,532.76	647.18	662.08	920.31	29.97	7,925.24	(0.37)	0bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	3,166.64	2,560.01	654.14	669.20	845.65	32.97	7,928.60	3.00	4bps
Net assets resulting from a 10% depreciation against the USD									
EUR	3,264.08	2,398.90	674.27	689.79	871.67	29.97	7,928.69	3.08	4bps
GBP	3,190.21	2,579.06	659.01	612.89	851.94	29.97	7,923.08	(2.52)	3bps
JPY	3,189.80	2,578.73	599.02	674.10	851.83	29.97	7,923.45	(2.15)	3bps
CNY	3,197.91	2,585.29	660.60	675.81	776.36	29.97	7,925.95	0.34	0bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	3,166.64	2,560.01	654.14	669.20	845.65	27.25	7,922.88	(2.72)	3bps
Assumptions:									
Base net assets	3,166.64	2,560.01	654.14	669.20	845.65	29.97	7,925.61	-	-
Add: Fair valuation effects on borrowings & derivatives	(20.24)	(65.02)	105.87	3.67	(1.06)	(158.20)	(134.98)	-	-
Base net assets (including fair valuation of borrowings and derivatives)	3,146.40	2,494.99	760.00	672.87	844.59	(128.23)	7,790.62	-	-
Currency weight	0.5825	0.3867	11.9000	0.0859	1.0174	-	-	-	-
Base exchange rate	1.4459	1.1776	148.9900	1.0575	9.4575	-	-	-	-

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

- The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.
- The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

The interest rate risk positions as at 31 December 2021 and 2020 were as follow:

Interest Rate Risk Position as at 31 December 2021
(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	3,303,139	-	-	-	-	-	-	3,303,139
Demand obligations	1,142	-	-	-	-	-	-	1,142
Treasury Investments[a]	4,161,486	608,870	642,470	652,230	631,590	3,020,610	82,748	9,800,004
Accounts receivable	1,178,229	-	-	-	-	-	-	1,178,229
Loans – disbursed and outstanding	17,314,570	498,458	333,227	297,383	309,674	1,937,558	(28,909)	20,661,961
Hedged loans-fair value adjustment	-	-	-	-	-	-	48,516	48,516
Accumulated impairment for loan losses	-	-	-	-	-	-	(559,568)	(559,568)
Equity participations	-	-	-	-	-	-	983,204	983,204
Other assets	-	-	-	-	-	-	88,750	88,750
	25,958,566	1,107,328	975,697	949,613	941,264	4,958,168	614,741	35,505,377
Liabilities								
Accounts payable	(1,105,924)	-	-	-	-	-	-	(1,105,924)
Employee Benefit	(448,664)	-	-	-	-	-		(448,664)
Borrowings[b]	(25,655,596)	(149,174)	(1,385)	(71,574)	(125)	(299)	633,283	(25,244,869)
	(27,210,184)	(149,174)	(1,385)	(71,574)	(125)	(299)	633,283	(26,799,457)
Interest rate risk position as at 31 December 2021	**(1,251,618)**	**958,154**	**974,312**	**878,040**	**941,139**	**4,957,869**	**1,248,024**	**8,705,920**

(a) Treasury investments comprise:	
Treasury investments	9,793,900
Derivative assets	6,104
Derivative liabilities	-
Amount per statement of interest rate risk	9,800,004

(b) Borrowings comprise	
Borrowings	25,115,705
Derivative asset	(819,840)
Derivative liability	949,004
Net borrowings per statement of interest risk	25,244,869

Interest rate risk position represents equity.

Interest Rate Risk Position as at 31 December 2020
(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	2,332,185	-	-	-	-	-	-	2,332,185
Demand obligations	3,815	-	-	-	-	-	-	3,815
Treasury Investments[a]	3,917,159	534,750	607,950	642,790	641,020	2,396,349	91,287	8,831,305
Non-negotiable instruments on account	-	-	-	-	-	-	-	-
Accounts receivable	590,773	-	-	-	-	-	-	590,773
Loans – disbursed and outstanding	18,398,518	402,065	479,300	298,347	275,884	1,498,697	(9,574)	21,343,237
Hedged loans-fair value adjustment	-	-	-	-	-	-	163,779	163,779
Accumulated impairment for loan losses	-	-	-	-	-	-	(497,413)	(497,413)
Equity participations	-	-	-	-	-	-	937,274	937,274
Other assets	-	-	-	-	-	-	104,668	104,668
	25,242,451	936,815	1,087,250	941,137	916,904	3,895,046	790,020	33,809,623
Liabilities								
Accounts payable	(911,331)	-	-	-	-	-	-	(911,331)
Employee Benefit liability	(632,925)	-	-	-	-	-	-	(632,925)
Borrowings[b]	(24,794,672)	(151)	(146,491)	(69,564)	(133)	(318)	536,570	(24,474,758)
Macro-hedge swaps	(20,770)	-	4,690	16,080	-	-	-	-
	(26,359,698)	(151)	(141,801)	(53,484)	(133)	(318)	536,570	(26,019,014)
Interest rate risk position as at 31 December 2020	**(1,117,247)**	**936,664**	**945,449**	**887,653**	**916,771**	**3,894,728**	**1,326,590**	**7,790,609**

(a) Treasury investments comprise:	
Treasury investments	8,825,818
Derivative assets – investments	5,487
Derivative liabilities – investments	-
Amount per statement of interest rate risk	8,831,305

(b) Borrowings comprise:	
Borrowings	25,090,101
Derivative assets – borrowings	(1,539,062)
Derivative liabilities – borrowings	923,719
Net borrowings per statement of interest rate risk	24,474,758

Interest Rate Benchmark Reform – Disclosure on LIBOR Transition

As part of the ongoing global reform of interest rate benchmarks, the Financial Conduct Authority (FCA) UK announced in July 2017 that the London Interbank Offered Rate (LIBOR) used in setting floating or adjustable rates for loans, bonds, derivatives, and other financial instruments will not be published from the end of 2021.

Consequently, industry, regulatory and jurisdiction led Working Groups recommended near risk-free Alternative Risk-Free Rates (RFRs i.e., SOFR for USD LIBOR, SONIA for GBP LIBOR, €STR for EONIA and EURO LIBOR, TONA for JPY LIBOR and SARON for CHF LIBOR) to replace the forward-looking LIBOR settings that include a bank's credit risk and other factors.

In March 2021, the Intercontinental Exchange Benchmark Administration Limited (IBA), administrator of the LIBORs and its supervisor, the FCA, announced that LIBOR for GBP, EUR, CHF, and JPY will cease immediately after 31 December 2021 together with the 1-week and 2-month tenors of USD LIBOR. The remaining tenors (overnight, 1 month, 3-month, 6-month, and 12 months) of USD LIBOR were extended to now cease immediately after 30 June 2023. While the USD LIBOR full cessation or non-representativeness date is end of June 2023, regulators recommend stopping entering new contracts that reference USD LIBOR as soon as practical by 31 December 2021.

As a result of the March 2021 announcement, the Bank's LIBOR Transition Taskforce ("the Taskforce", consisting of teams from Operations, Loan Accounting and Financial Reporting, Treasury, Clients Solutions, Risk Management, Legal, IT and Communications), charged with assessing potential impacts, updating the Bank products with RFRs, systems and policies, and transition legacy LIBOR linked contracts – continued consultation with the SO and NSO clients and other counterparties whilst fine-tuning and completing business changes necessary to enable an orderly and fair transition from LIBORs to alternative RFRs.

In 2021, the Taskforce worked on the choices of RFRs methodologies, upgrade of systems and processes, ALM framework, treasury policies and loan product templates. The Taskforce started engagements with borrowers and other counterparties on the potential changes arising from IBOR and transition timelines. Furthermore, the Taskforce started developing the language that will be included in new loan documentations and template amendment agreements that will be negotiated with borrowers of existing legacy loans. The Taskforce also designed and facilitated technical and change management trainings for staff, borrowers and other counterparties and key stakeholders of the LIBOR Transition Project.

In 2022, the Bank will start the implementation of its operational guidelines on LIBOR Transition. All new USD loans would be approved based on SOFR and all new JPY loans would be approved based on TONA and would continue engagement with borrowers to amend legacy USD LIBOR linked and other legacy loans. The actual conversion of USD legacy loans from USD LIBOR to SOFR is expected to happen on the first reset date following the cessation or non-representativeness of USD LIBOR by end of June 2023. For pricing purposes, all curves for GBP/CHF/JPY were moved to their respective RFRs plus a spread (usually applied depending on the term LIBOR) and certain legacy products would be priced using market data provided directly by IBA and other market regulators. The Bank's capital market borrowings would also be linked to the relevant RFRs during 2022.

As there is a sizeable outstanding portfolio of loans still linked to LIBORs, the Bank will maintain LIBORs funding to match those assets until they are converted to respective RFRs. The Taskforce will also continue to monitor and mitigate LIBOR Transition risks (arising new RFR products, processes, systems, controls, and people), as well as actively manage its USD LIBOR linked and other legacy contracts in order to sustain a stable outlook for its business operations post IBOR transition.

From a financial reporting perspective, the Bank adopted and applied the Phase 2 amendments Interest Rate Benchmark Reform – Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in 2021 - to show the impact of the transition on its outstanding USD legacy loans and other transactions from LIBOR to the alternative RFRs. The application of the Phase 2 amendments is expected to impact the Bank's financial instruments as contractual terms would be revised and repapered after 2021 as a direct consequence of the interest rate benchmark reform and the new basis for determining the contractual cash flows would be economically equivalent to the previous basis for determining the contractual cash flows. The Bank would change the basis for determining the contractual cash flows prospectively by revising the effective interest rate. As the Bank is yet to fully transitioned its LIBOR based financial instruments to the alternative RFRs, the application of the Phase 2 amendments did not have any significant financial impact on the financial statements for the year ended 31 December 2021 except for additional disclosures presented on the IBOR linked transactions.

As at 31 December therefore, the LIBOR Transition Project had progressed reasonably well toward the implementation of RFRs on a business-as-usual basis and the Bank is committed to an orderly transition of all outstanding USD LIBOR linked and other legacy contracts to their appropriate RFRs and completing the IBOR Transition project in 2022 or before the 30 June 2023 cessation date.

The table below provides an overview of IBOR linked contracts by currency settings and nature of financial instruments as at 31 December 2021 that would be impacted by the LIBOR transition. Non-derivative financial instruments are presented on the basis of their carrying amounts excluding expected credit losses while derivative financial instruments are presented on the basis of their notional amounts. Financial instruments maturing on or before 31 December 2021 were excluded.

(In millions)

	USD LIBOR	EURIBOR	ZAR JIBAR	GBP LIBOR	JPY LIBOR	CAD LIBOR
IBOR linked contracts by benchmark at 31 December 2021						
Financial assets						
Loans – Non-Sovereign	3,019	1,172	8,625	-	-	-
Loans – Sovereign Operations	13,436	13,838	43,043	-	-	-
Treasury Asset	5,591	671	-	667	-	-
Total financial assets	**22,046**	**15,681**	**51,668**	**667**	**-**	**-**
Financial liabilities						
Treasury Borrowing	50	-	-	-	-	-
Total financial liabilities	**50**	**-**	**-**	**-**	**-**	**-**
Derivatives						
Derivatives excl. Futures	40,313	15,047	46,050	-	6,884	544
Derivatives – Futures only	80,282	3,452	-	2,656	-	2,757
Total derivatives	**120,595**	**18,499**	**46,050**	**2,656**	**6,884**	**3,301**
Total IBOR linked contracts	**142,691**	**34,180**	**97,718**	**3,323**	**6,884**	**3,301**

Interest Rate Risk on Assets Funded by Debt

Two thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass- through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market- based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one- month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard nine-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of December 2021, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 7.25 million and UA 6.76 million as of 31 December 2021 and 2020, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/- 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2021. The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2021 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift	
	2021 Gain/(Loss)	2020 Gain/(Loss)	2021 Gain/(Loss)	2020 Gain/(Loss)
Investments at FVTPL	274	431	(274)	(431)
Fair-valued borrowings and derivative	3,449	(6,254)	(8,219)	6,183

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the year ended 31 December 2021 amounted to UA 248.59 million, compared with prepayments of UA 193.39 million realized in 2020, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

The ORMF which was revised in 2019 ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit (BCPU) follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a whistleblower protection policy.

NOTE D – Financial Assets and Liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31 December 2021 and 31 December 2020:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

31 December 2021	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	3,303,139	3,303,139	3,303,139
Demand obligations	-	-	-	1,142	1,142	1,142
Treasury investments	3,518,204	-	-	6,275,696	9,793,900	9,734,787
Derivative assets	825,944	-	-	-	825,944	825,944
Accounts receivable	-	-	-	1,178,229	1,178,229	1,178,229
Loans	-	-	-	20,102,393	20,102,393	20,102,393
Equity participations	-	-	983,204	-	983,204	983,204
Total financial assets	**4,344,148**	**-**	**983,204**	**30,860,599**	**36,187,951**	**36,128,838**
Accounts payable	-	-	-	1,105,924	1,105,924	1,105,924
Derivative liabilities	949,004	-	-	-	949,004	949,004
Borrowings	-	24,801,331	-	314,374	25,115,705	24,457,627
Total financial liabilities	**949,004**	**24,801,331**	**-**	**1,420,298**	**27,170,633**	**26,512,555**

(UA thousands)

31 December 2020	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-		-	2,332,185	2,332,185	2,332,185
Demand obligations	-		-	3,815	3,815	3,815
Treasury investments	3,339,940		-	5,485,878	8,825,818	8,966,838
Derivative assets	1,544,549		-	-	1,544,549	1,544,549
Accounts receivable	-		-	590,773	590,773	590,773
Loans	17,095		-	20,828,729	20,845,824	20,845,824
Equity participations	-		937,274	-	937,274	937,274
Total financial assets	**4,901,584**		**937,274**	**29,241,380**	**35,080,239**	**35,221,258**
Accounts payable	-		-	911,331	911,331	911,331
Derivative liabilities	923,719		-	-	923,719	923,719
Borrowings	-	24,675,740	-	414,361	25,090,101	24,231,072
Total financial liabilities	**923,719**	**24,675,740**	**-**	**1,325,692**	**26,925,151**	**26,066,122**

The table below classifies the Bank's financial instruments that were carried at fair value at 31 December 2021 and 2020 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Treasury investments	2,284,198	2,085,894	644,640	1,249,400	589,366	4,646	3,518,204	3,339,940
Derivative assets	6,093	5,325	797,914	1,454,438	21,937	84,786	825,944	1,544,549
Loans	-	-	-	17,095	-	-	-	17,095
Equity participation	8,487	8,954	-	-	974,717	928,320	983,204	937,274
Total financial assets	**2,298,778**	**2,100,173**	**1,442,554**	**2,720,933**	**1,586,020**	**1,017,752**	**5,327,352**	**5,838,858**
Derivative liabilities	-	-	909,062	910,426	39,942	13,293	949,004	923,719
Borrowings	12,527,671	13,078,768	11,634,719	10,856,699	638,941	740,273	24,801,331	24,675,740
Total financial liabilities	**12,527,671**	**13,078,768**	**12,543,781**	**11,767,125**	**678,883**	**753,566**	**25,750,335**	**25,599,459**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange- traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However as noted earlier following the adoption of the expected credit loss model the fair value of loans measured at amortized cost are deemed to approximate their carry value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities – Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares – Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) between 31 December 2020 and 2021 is as follows:

(UA thousands)

	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2020					
Balance at January 1, 2020	6,245	991,999	35,456	(40,319)	(1,188,946)
Gain/(Losses) recognized in income statement	(1,339)	-	13,945	23,623	(25,756)
Gains recognized in statement of comprehensive income	-	(67,270)	-	-	-
Purchases, issues and settlements (net)	(12)	40,051	(1,762)	9,145	476,954
Reclassification	-	-	21,039	(16,741)	-
Translation effects	(248)	(36,460)	16,108	10,999	(2,525)
Balance at 31 December 2020	**4,646**	**928,320**	**84,786**	**(13,293)**	**(740,273)**
2021					
Balance at January 1, 2021	4,646	928,320	84,786	(13,293)	(740,273)
Gain/(Losses) recognized in income statement	(754)	-	(26,547)	2,032	14,764
Gains recognized in statement of comprehensive income	-	(67,430)	-	-	-
Purchases, issues and settlements (net)	585,346	(9,465)	(25,759)	(9,723)	63,284
Translation effects	128	123,292	(24,753)	(4,748)	23,284
Transfer between assets and liabilities	-	-	14,210	(14,210)	-
Balance at 31 December 2021	**589,366**	**974,717**	**21,937**	**(39,942)**	**(638,941)**

Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 December 2021 and 31 December 2020 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)		Total	
	2021	2020	2021	2020	2021	2020	2021	2020
Treasury investments	6,216,583	5,509,828	-	-	-	-	6,216,583	5,509,828
Loans	-	-	-	-	19,913,477	20,828,729	19,913,477	20,828,729
Total financial assets	**6,216,583**	**5,509,828**	**-**	**-**	**19,913,477**	**20,828,729**	**26,130,060**	**26,338,557**
Borrowings	-	-	298,320	315,330	30,437	131,417	328,757	446,747
Total financial liabilities	**-**	**-**	**298,320**	**315,330**	**30,437**	**131,417**	**328,757**	**446,747**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	-
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative liabilities	Discounted cash flow	Volatility of credit spreads	-
Borrowings	Consensus pricing	Offered quotes Own credit	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to nil. (2020: almost nil).

Borrowing and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 1 bps of each of the currencies in the level 3 borrowings and derivative portfolios as of December 31, 2021 and December 2020.The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2021 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift	
	Gain/(Loss)		Gain/(Loss)	
	2021	2020	2021	2020
Fair-valued level 3 borrowings and derivative portfolios	123	(206)	(4,880)	177

Day One Gain or Loss – Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2021 and 31 December 2020 were made up as follows:

(UA thousands)

	2021	2020
Balance at 1 January	196,511	209,463
New transactions	13,569	12,142
Amounts recognized in income statement during the year	(20,920)	(18,865)
Translation effects	(8,692)	(6,229)
Balance	**180,468**	**196,511**

NOTE E – Treasury Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset- backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2021, the Bank had received collateral with fair value of UA 358 million (December 2020: UA 858.04 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable".

The composition of treasury investments as at 31 December 2021 and December 2020 was as follows:

(UA thousands)

	2021	2020
Treasury investments at amortized cost	6,275,994	5,486,111
Provision for impairment on investments	(298)	(233)
	6,275,696	5,485,878
Treasury investments mandatorily measured at FVTPL	3,518,204	3,339,940
Total treasury investments	**9,793,900**	**8,825,818**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at 31 December 2021 and 31 December 2020 was as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Government and Agency obligations	1,202.89	842.40	938.42	769.61	808.28	628.79	808.71	676.82	3,758.30	2,917.62
Financial Institutions	-	-	-	107.24	-	-	94.06	95.13	94.06	202.37
Supranational	1,269.4	1,110.02	649.7	752.86	132.98	135.79	371.56	367.45	2,423.64	2,366.12
Total	**2,472.29**	**1,952.42**	**1,588.12**	**1,629.71**	**941.26**	**764.58**	**1,274.33**	**1,139.40**	**6,276.00**	**5,486.11**

The nominal value of treasury investments at amortized cost as of 31 December 2021 is UA 6,099.19 million (31 December 2020: UA 5,299.69). The average yield of treasury investments at amortized cost for the year ended December 31, 2021 was 1.59 percent (31 December 2020: 1.61 percent).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2021 and 2020 was as follows:

(UA millions)

	2021	2020
One year or less	544.07	464.71
More than one year but less than two years	602.63	8.45
More than two years but less than three years	654.86	542.73
More than three years but less than four years	666.30	598.59
More than four years but less than five years	628.47	660.01
More than five years	3,179.67	3,211.62
Total	**6,276.00**	**5,486.11**

The fair value of treasury investments at amortized cost as of 31 December 2021 was UA 6,209.18 million (31 December 2020: UA 5,619.39 million).

Treasury Investments mandatorily measured at FVTPL

A summary of the Bank's treasury investments at FVTPL at 31 December 2021 and 31 December 2020 were as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Time deposits	226.38	82.94	-	-	-	-	94.02	41.17	320.40	124.11
Asset-backed securities	3.83	4.64	-	-	-	-	-	-	3.83	4.64
Government and Agency obligations	1,933.76	1,446.40	212.05	283.58	39.37	6.69	17.37	61.61	2,202.55	1,798.28
Corporate bonds	0.01	10.73	46.40	65.96	-	-	-	-	46.41	76.69
Financial Institutions	462.52	703.25	188.02	479.18	-	-	19.24	-	669.78	1,182.43
Supranational	267.08	138.22	8.15	12.84	-	-	-	2.73	275.23	153.79
Total	**2,893.58**	**2,386.18**	**454.62**	**841.56**	**39.37**	**6.69**	**130.63**	**105.51**	**3,518.20**	**3,339.94**

The nominal value of treasury investments mandatorily measured at FVTPL as of 31 December 2021 was UA 3,498.47 million (31 December 2020: UA 3,276.20 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended 31 December 2021 was 0.47 percent (31 December 2020: 3.38 percent).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 31 December 2021 and 31 December 2020 were as follows:

(UA millions)

	2021	2020
One year or less	2,367.61	2,432.10
More than one year but less than two years	345.97	670.82
More than two years but less than three years	761.11	232.40
More than three years but less than four years	39.70	0.01
More than four years but less than five years	-	0.18
More than five years	3.81	4.43
Total	**3,518.20**	**3,339.94**

NOTE F – Derivative Assets and Liabilities

The fair value of derivative financial assets and financial liabilities as at 31 December 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021		2020	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	550,495	735,617	978,451	718,602
Interest rate swaps	237,772	120,721	549,920	25,781
Loan swaps	31,573	92,666	10,691	179,336
	819,840	949,004	1,539,062	923,719
Investments-related:				
Asset swaps	11	-	37	-
Macro-hedge swaps and others	6,093	-	5,450	-
	6,104	-	5,487	-
Total	**825,944**	**949,004**	**1,544,549**	**923,719**

The notional amounts of derivative financial assets and liabilities as at 31 December 2021 and 31 December 2020 were follows:

(UA thousands)

	2021	2020
Borrowings-related:		
Cross-currency swaps	12,755,504	11,280,584
Interest rate swaps	18,975,310	18,922,080
Loan swaps	3,043,000	2,357,083
	34,773,814	32,559,747
Investments-related:		
Asset swaps	1,327	(1,290)
Macro-hedge swaps	-	20,770
	1,327	19,480
Total	**34,775,141**	**32,579,227**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2021, the Bank had futures with a notional value of Euro 1,211 million (UA 979 million) and USD 14,076 million (UA 10,057 million). The carrying values of the Euro and US dollars futures was a positive market value of Euro 0.83 million (UA 0.67 million) and a negative market value of USD 1.13 million (UA 0.81 million) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e., EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2021 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2021 was a liability of UA 63.72 million. The fair value gain on these loan swaps for the year ended 31 December 2021 was UA 111.28 million. The fair value loss on the hedged loans attributable to the hedged risk was UA 111.75 million. Therefore, the hedge effectiveness recognized in profit or loss was a loss of UA 0.47 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2021, the amortization of fair value adjustment on the hedged risk amounted to UA 2.42 million (December 2020: UA 3.49 million).

NOTE G – Loans and Guarantees

Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 December 2021 and 31 December 2020, outstanding loans were as follows:

(UA thousands)

	2021	2020
Outstanding balance of loans – Gross	20,661,961	21,326,142
Provision for impairment	(559,568)	(497,413)
Outstanding loans at amortized cost	20,102,393	20,828,729
Outstanding loans at fair value	-	17,095
Total Outstanding Loans at 31 December	**20,102,393**	**20,845,824**

Classification of Loans

At 31 December 2021 and 2020, the carrying values of net outstanding loans were as follows:

(UA thousands)

	2021	2020
Loans at amortized cost		
Fixed rate loans	3,617,010	3,119,855
Floating rate loans	16,907,897	18,034,743
Variable rate loans	137,054	171,544
Gross Loans	20,661,961	21,326,142
Provision for impairment	(559,568)	(497,413)
Outstanding loans at amortized cost	20,102,393	20,828,729
Outstanding loans at fair value	-	17,095
Total Outstanding Loans at 31 December	**20,102,393**	**20,845,824**

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non- sovereign loans. During the year, the fair value of the loan was determined as zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to impairment gains that would be recognized in the income statement.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 31 December 2021 and 31 December 2020 was as follows:

(UA millions)

	2021				2020
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	432.64	1,529.00	137.05	2,098.69	2,180.56
More than one year but less than two years	335.43	1,334.68	-	1,670.11	1,763.27
More than two years but less than three years	333.23	1,360.61	-	1,693.84	1,687.93
More than three years but less than four years	297.38	1,437.26	-	1,734.64	1,664.00
More than four years but less than five years	309.67	1,373.94	-	1,683.61	1,673.79
More than five years	1,908.65	9,872.42	-	11,781.07	12,373.69
Gross Outstanding Loans	**3,617.01**	**16,907.90**	**137.05**	**20,661.96**	**21,343.24**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 31 December 2021 and 31 December 2020 were as follows:

(UA millions)

			2021		2020	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	-		0.38	
		Japanese Yen	-		11.68	
		Pound Sterling	-		0.05	
		Swiss Franc	-		0.17	
		US Dollar	58.54		61.39	
			58.54	0.28	73.66	0.35
	Single Currency	Euro	1,411.28		1,465.92	
		Japanese Yen	-		-	
		South African Rand	27.74		30.20	
		US Dollar	546.79		628.82	
		Others	9.54		14.03	
			1,995.35	9.66	2,138.96	10.02
	Structured Products	Euro	1,563.12		924.32	
		US Dollar	-		-	
		South African Rand	-		-	
			1,563.12	7.57	924.32	4.33
Floating Rate:	Single Currency	Euro	3,047.51		3,845.23	
		Pound Sterling	0.53		0.83	
		Japanese Yen	43.49		76.76	
		South African Rand	1,033.87		1,225.55	
		US Dollar	4,841.30		6,172.59	
		Others	0.31		0.89	
			8,967.01	43.40	11,321.50	53.04
	Structured Products	Euro	3,895.99		3,774.90	
		US Dollar	3,138.99		2,251.73	
		South African Rand	905.91		686.62	
			7,940.89	38.43	6,713.25	31.45
Variable Rate:	Multi-Currency	US Dollar	137.05		133.18	
			137.05	0.66	133.18	0.62
	Single Currency	Euro	-		7.02	
		Japanese Yen	-		16.17	
		Swiss Franc	-		1.05	
		US Dollar	-		14.12	
			-	-	38.36	0.18
Gross Outstanding Loans			**20,661.96**	**100.00**	**21,343.24**	**100.00**

The weighted average yield on outstanding loans (on gross basis) for the year ended 31 December 2021 was 1.56 percent (31 December 2020: 2.56 percent).

A comparative summary of the currency composition of outstanding loans at 31 December 2021 and 31 December 2020 were as follows:

(UA millions)

	2021		2020	
	Amount	%	Amount	%
Euro	9,917.89	48.00	10,017.77	46.94
Japanese Yen	43.49	0.21	104.61	0.49
Pound Sterling	0.53	-	0.88	-
South African Rand	1,967.51	9.52	1,942.01	9.10
Swiss Franc	-	-	1.22	0.01
US Dollar	8,722.69	42.22	9,261.83	43.39
Others	9.85	0.05	14.92	0.07
Gross Outstanding Loans	**20,661.96**	**100.00**	**21,343.24**	**100.00**

Accounts Receivable

Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 31 December 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021	2020
Accrued income and charges receivable on loans	520,416	610,731
Provision for impairment	(297,097)	(334,251)
Total loan receivable	223,319	276,480
Other accounts receivable	954,910	314,293
Total Accounts Receivable	**1,178,229**	**590,773**

Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2021, outstanding loans with an aggregate principal balance of UA 679.04 million (31 December 2020: UA 587.89 million), of which UA 223.48 million (31 December 2020: UA 272.53 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021	2020
Outstanding balance on impaired loans	679,046	587,894
Provision for impairment (Stage 3 only)	(433,210)	(333,075)
Net balance on impaired loans	**245,836**	**254,819**

The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021	2020
Balance as at 1 January	497,413	454,940
Provision for impairment on loan principal for the year (net)	62,047	47,675
Loans written off	-	(5,112)
Translation effects	108	(90)
Net balance	**559,568**	**497,413**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2021, provisions for impairment made on private sector loans amounted to UA 88.72 million compared with UA 107.57 million for the year ended 31 December 2020. The accumulated provisions on private sector loans at 31 December 2021 amounted to UA 420.69 million compared with UA 331.97 million at 31 December 2020.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021	2020
Balance at January 1	334,283	322,006
Provision/(Writeback) on impairment on loan charges for the year (net)	(37,078)	12,187
Translation effects	(108)	90
Net Balance	**297,097**	**334,283**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2021, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 19.86 million (31 December 2020: UA 17.95 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2021 amounted to UA 58.66 million (31 December 2020: UA 38.81 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2021, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 19.12 million (31 December 2020: UA 43.59 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 December 2021 amounted to UA 537.9 million (31 December 2020: UA 740.38 million).

The accumulated ECL calculated on the trade finance guarantees issued by the Bank as at 31 December 2021 was UA 1.38 million (31 December 2020: UA 1.21 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs, covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans.

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 31 December 2021, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 475.66 million (31 December 2020: UA 430.12 million).

The total cost of BSO coverage for the year ended 31 December 2021 was UA 16.27 million (31 December 2020: UA 23.38 million).

NOTE H – Equity Participations

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year end 31 December 2021 amounted to UA 218.56 million (31 December 2020: UA 230.35 million), representing 51.29 percent (December 2020: 61.33 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2021, the Bank's pro-rata or economic share in ADF was 0.36 percent (31 December 2020: 0.37 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

The Bank's equity interests at the end of 2021 and 31 December 2020 are summarized below:

(UA thousands)

Institutions	Year Established	Callable capital	Carrying Value 2021	Carrying Value 2020
Investment in ADF	1972		111,741	111,741
Accumulated share of profit/ (loss) & impairment on 1 January			(51,878)	(49,980)
Share of losses on equity accounted investments for the year			(241)	(184)
Impairment for the year			(264)	(1,713)
			59,358	59,864
DIRECT INVESTMENTS				
Development Finance Institutions				
Africa Prudential PLC	2015	-	172	179
Africa50 – Project Development	2016	7,744	3,124	2,635
Africa50 – Project Finance	2015	17,862	53,296	51,516
African Export and Import Bank (AFREXIM)	1993	19,383	88,290	75,875
African Guarantee Fund (AGF)	2011	3,572	9,783	9,451
Afriland Properties PLC	2015	-	32	44
Central African Development Bank (BDEAC)	1975	2,217	2,235	2,141
Development Bank of Nigeria	2018	-	59,983	57,667
East African Development Bank (EADB)	1967	10,003	17,579	16,561
Eastern and Southern African Trade and Development Bank (PTA)	1985	53,730	101,073	82,613
Great Lakes Development Bank (BDEGL)*	1980	1,000	2,995	2,958
Shelter Afrique (SHAF)	1982	-	7,394	7,185
The Currency Exchange (TCX)	2007	-	-	22,383
United Capital PLC	2015	-	1,074	541
West African Development Bank (BOAD)	1973	5,544	6,162	7,448
		121,055	353,192	339,197
Commercial Banks				
United Bank for Africa	1961	-	7,208	8,191
		-	7,208	8,191
Microfinance Institutions				
AB Microfinance Bank Nigeria Limited	2007	-	1,174	1,380
Access Bank Liberia Limited	2008	-	951	902
Access Bank Tanzania Limited	2007	2	111	294
Advans Banque Congo	2008	-	-	439
MicroCred Côte d'Ivoire S.A.	2013	-	-	3,379
		2	2,236	6,394
Insurance				
Africa Trade Insurance Agency	2013	-	14,817	13,393
Africa-Re	1977	-	61,113	57,172
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	25,041	23,365
		-	100,971	93,930
TOTAL DIRECT INVESTMENTS		**121,057**	**463,607**	**447,712**
FUNDS				
Adiwale	2019	7,988	1,352	212
ADP III	2020	17,835	1,041	1,190
AFIG Fund II LP	2016	2,112	14,196	11,291
Africa Capital Works Holdings	2018	7,125	2,415	2,122
Africa Capitalization Fund	2010	-	-	112
Africa Finance Corporation (AFC)	2019	-	36,983	31,843
Africa Forestry Fund II Limited	2020	11,562	2,354	2,360
Africa Health Fund LLC	2009	2,426	917	1,202
Africa Joint Investment Fund	2010	248	-	-
Africa Renewable Energy Fund L.P	2014	185	21,589	19,720
African Agriculture Fund LLC	2010	525	4,815	11,212
African Domestic Bond Fund-	2018	12,146	5,943	3,139
African Infrastructure Investment Fund 2 (AIIF2)	2009	1,899	13,019	11,669
African Infrastructure Investment Fund 2 (AIIF3)	2019	835	26,729	20,811
AfricInvest FIVE	2019	2,526	8,225	5,465
AfricInvest Fund 2 (AFRICINVEST2)	2008	221	2,180	3,848
AfricInvest Fund 3 (AFRICINVEST3)	2016	1,494	12,376	12,883
AFS LP	2018	3,437	6,665	3,416
Agri-Vie Fund (AGRIVIE)	2008	-	2,039	3,781
AIF	2019	8,380	4,444	4,949
Alitheia IDF Fund	2020	6,487	1,321	625
APIS Growth Fund I Africa LP	2017	4,282	13,893	10,392
Arch African Renewable Power Fund LP(ARPF)	2019	12,708	6,538	3,984
Argan Infrastructure Fund (ARGAN)	2010	1,674	5,477	2,843
Arm-Harith Infrastructure Investments Limited	2015	4,916	2,882	2,170
Atlantic Coast Regional Fund (ACRF)	2008	2,609	2,747	3,164
Aureos Africa Fund (AUREOS)	2007	3,055	724	1,746
Azur Innovation Fund	2020	2,136	280	106
BOOST PAF I	2019	1,872	7,920	1,709
Business Partners International Southern Africa SME Fund	2014	1,086	1,043	1,865
Carlyle Sub-Saharan Africa	2012	383	34,173	22,695
Catalyst Fund (CATALYST)	2010	4	1,978	224
Catalyst II	2018	4,883	2,082	4,410
Cauris Croissance II Fund	2012	937	1,213	1,451
Construction Equity Fund (CEF)	2019	16,458	7,534	6,139
ECP Africa Fund 4 (ECP4)	2017	2,697	11,604	14,293
ECP Africa Fund 2 (ECP2)	2005	3,396	2,429	11,836
ECP Africa Fund 3 (ECP3)	2008	-	26,497	35,479
Eight Miles LLP	2012	-	2,525	9,371
Enko Africa Private Equity Fund	2014	2,590	4,550	5,861
Evolution Fund II (Mauritius) LP	2018	6,424	8,760	5,640
Evolution One Fund (EVOLUTION ONE)	2010	60	160	150
FEI-OGEF LP	2019	4,067	2,728	1,901
FEI Ongrid	2020	23,367	1,445	337
Fund for Agricultural Finance in Nigeria (FAFIN)	2017	1,201	3,765	2,745
GEF Africa Sustainable Forestry Fund (GEF)	2011	390	8,135	9,082
GroFin Africa Fund (GROFIN)	2008	1,978	79	828
Helios Investors II Fund (HELIOS2)	2011	1,365	21,649	20,946
I & P Afrique Entrepreneurs	2012	396	2,732	3,715
I & P AFRIQUE ENTREPRENEURS	2020	3,462	1,410	1,155
Investment Fund for Health in Africa (IFHA)	2010	427	1,495	305
IPDEV II	2018	1,937	1,301	1,061
Kibo Fund II	2014	-	9,203	7,700
Kukuza Project Development Company	2017	2,858	-	-
Maghreb Private Equity Fund 3 (MPEF4)	2019	6,159	9,880	6,068
Maghreb Private Equity Fund 2 (MPEF2)	2008	38	1,537	1,641
Maghreb Private Equity Fund 3 (MPEF3)	2012	730	6,052	8,497
MEDITERRANIA CAPITAL FUND III	2017	1,233	8,765	9,241
Metier Sustainable Capital International Fund II L	2020	11,963	2,605	344
Moringa Mauritius Africa	2016	1,601	3,169	3,928
Nigeria Infrastructure Debt Fund	2020	4	7,025	7,588
Pan African Housing Fund (PAHF)	2013	942	1,285	1,160
Pan African Infrastructure Development Fund 1 (PAIDF1)	2007	0	31,457	29,107
Pan African Infrastructure Development Fund 2 (PAIDF2)	2014	15,765	4,378	925
PHATISA	2018	3,727	56	2,869
Shore Capital Fund III	2018	6,399	2,602	2,382
TIDE AFRICA LP FUND	2017	83	7,062	2,390
VEROD	2019	6,604	3,858	3,472
West Africa Emerging Markets Fund (WAEMF)	2011	377	2,950	2,935
TOTAL FUNDS		**256,671**	**460,238**	**429,698**
TOTAL DIRECT INVESTMENT AND FUNDS		**377,728**	**923,846**	**877,410**
GRAND TOTAL		**377,728**	**983,204**	**937,274**

*   Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.
The cost of equity investments (excluding ADF) carried at fair value at 31 December 2021 amounted to UA 739.9 million (2020: UA 790.6 million).

Note I – Property, equipment and intangible assets

(UA thousands)

2021	Land	Capital Work in Progress	Building and Improve-ments	RoU Assets Building and Improve-ments	Equipment & Motor Vehicles	Furniture, Fixtures & Fittings	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:									
Balance at January 1	852	3,693	100,248	35,634	101,089	19,715	261,231	41,457	302,688
Transfer	-	(1,632)	-	-	1,632	-	-	-	-
Additions during the year	65	3,298	430	9,182	1,320	1,139	15,434	1,505	16,939
Disposals during the year	-	-	-	-	(1,415)	(366)	(1,781)	-	(1,781)
Balance at December 31	917	5,359	100,678	44,816	102,626	20,488	274,884	42,962	317,846
Accumulated Depreciation:									
Balance at January 1	-	-	45,815	21,544	78,030	18,214	163,603	34,831	198,434
Depreciation during the year	-	-	6,683	12,939	8,027	648	28,297	4,451	32,748
Disposals during the year	-	-	-	-	(1,401)	(365)	(1,766)	-	(1,766)
Balance at December 31	-	-	52,498	34,483	84,656	18,497	190,134	39,282	229,416
NBV: December 31	**917**	**5,359**	**48,180**	**10,333**	**17,970**	**1,991**	**84,750**	**3,680**	**88,430**

(UA thousands)

2020	Land	Capital Work in Progress	Building and Improve-ments	RoU Assets Building and Improve-ments	Equipment & Motor Vehicles	Furniture, Fixtures & Fittings	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:									
Balance at January 1	741	11,386	82,392	16,562	95,536	19,264	225,881	39,567	265,448
Transfer	-	(9,330)	5,024	-	3,319	103	(884)	884	-
Additions during the year	111	1,637	12,832	19,072	4,147	449	38,248	1,007	39,255
Disposals during the year	-	-	-	-	(1,913)	(101)	(2,014)	(1)	(2,015)
Balance at December 31	852	3,693	100,248	35,634	101,089	19,715	261,231	41,457	302,688
Accumulated Depreciation:									
Balance at January 1	-	-	39,777	8,883	71,490	17,264	137,414	29,799	167,213
Depreciation during the year	-	-	6,038	12,661	8,381	1,050	28,130	5,033	33,163
Disposals during the year	-	-	-	-	(1,841)	(100)	(1,941)	(1)	(1,942)
Balance at December 31	-	-	45,815	21,544	78,030	18,214	163,603	34,831	198,434
NBV: December 31	**852**	**3,693**	**54,433**	**14,090**	**23,059**	**1,501**	**97,628**	**6,626**	**104,254**

The land on which the HQ building stands was originally granted for the unlimited use by the Bank, but with ownership retained by the Government of Côte d'Ivoire. However, in 2013, the Government of Côte d'Ivoire agreed to transfer the title of the land to the Bank.

The Bank has completed all the formalities for the transfer including registration by the Registrar of Lands in Côte d'Ivoire. The monitoring of the process with the Registrar of Lands was somewhat slowed down due to the COVID-19 pandemic. However, in accordance with the administrative process, on registration in the Land Register, the Registrar of Lands is expected to transmit his approval to the Ministry of Construction for delivery of the original of the title deed (ACD) to the Bank.

Set out below, are the carrying amounts of the Banks right-of-use assets and lease liabilities and the movements during the year:

(UA thousands)

	Right of use asset	Lease liabilities
As at 1 January 2021	**14,090**	**13,741**
Additions	9,182	10,134
Depreciation expense	(12,939)	-
Payments	-	(14,528)
As at 31 December 2021	**10,333**	**9,347**

NOTE J – Borrowings

As at 31 December 2021 and 31 December 2020, the Bank's borrowings were as follows:

(UA millions)

	2021	2020
Borrowings at fair value	24,801.33	24,675.74
Borrowings at amortized cost	314.37	414.36
Total	**25,115.70**	**25,090.10**

The Bank's borrowings as at 31 December 2021 included subordinated borrowings in the amount of UA 78.50 million (31 December 2020: UA 76.28 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 31 December 2021 was 58.83 billion (31 December 2020: UA 44.51 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at 31 December 2021 and 2020 was as follows:

Borrowings and Swaps at 31 December 2021
(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings				Currency Swap Agreements[a]			Interest Rate Swaps		
		Carried at Fair Value	Carried at Amortized Cost	Weighted. Average Cost[b] (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Average Cost[b] (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost[b] (%)	Average Maturity (Years)
Euro	Fixed	4,278.05	-	0.49	5.37	-	-	-	-	-	-
		-	-	-	-	213.78	1.38	12.94	3,940.27	0.45	5.77
	Adjustable	-	-	-	-	(5,150.93)	0.49	2.30	(3,940.27)	0.45	5.77
		-	-	-	-	121.21	(0.63)	2.93	-	-	-
GBP	Fixed	1,129.30	-	0.66	3.89	-	-	-	-	-	-
		-	-	-	-	1,151.82	0.66	3.90	(13.76)	0.88	0.92
	Adjustable	-	-	-	-	-	-	-	13.76	0.25	0.92
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	1,037.28	63.32	0.61	20.12	-	-	-	-	-	-
		-	-	-	-	1,014.05	0.75	19.87	-	-	-
	Adjustable	369.89	-	3.43	3.09	(19.92)	(0.70)	5.69	(13.76)	(0.48)	3.32
		-	-	-	-	363.16	3.46	3.15	13.76	2.21	3.32
US Dollar	Fixed	12,211.36	221.49	1.67	2.21	-	-	-	-	-	-
		-	-	-	-	178.62	5.42	2.78	11,955.02	1.48	2.25
	Adjustable	54.31	-	1.88	3.01	(5,977.65)	0.04	7.12	(14,138.29)	0.28	2.10
		-	-	-	-	4,144.81	0.12	3.50	2,198.14	0.55	1.32
Others[d]	Fixed	5,348.54	0.49	2.76	4.03	-	-	-	-	-	-
		-	-	-	-	4,988.34	2.78	3.67	868.12	0.82	19.48
	Adjustable	372.59	31.24	3.02	5.18	(1,826.50)	3.76	5.51	(335.67)	3.62	10.72
		-	-	-	-	580.39	2.13	6.21	-	-	-
Total	Fixed	24,004.54	285.30	1.60	4.04	-	-	-	-	-	-
		-	-	-	-	7,546.69	2.21	6.12	16,763.40	1.20	3.73
	Adjustable	796.79	31.24	3.13	4.26	(12,975.00)	0.35	4.98	(18,427.99)	0.16	2.83
		-	-	-	-	5,209.58	0.35	3.76	2,211.91	0.56	1.33
Principal at face value		24,801.33	316.53	1.66	4.05	(218.73)	-	-	547.32	-	-
Net unamortized premium/Discount		-	(2.16)	-	-	(923.50)	-	-	164.76	-	-
		24,801.33	314.37	1.66	4.05	(1,142.23)	-	-	712.08	-	-
Fair valuation adjustment		-	-	-	-	(183,979.75)[c]	-	-	116,338.54[c]	-	-
Total		**24,801.33**	**314.37**	**1.66**	**4.05**	**(185,121.98)**	**-**	**-**	**117,050.63**	**-**	**-**

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2021 was UA 24,801.33 million and the estimated fair value was UA 25,130.09 million.

(a) Currency swap agreements include cross-currency interest rate swaps.

(b) The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2021.

(c) These amounts are included in derivative assets and liabilities on the balance sheet.

(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at 31 December 2020

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings				Currency Swap Agreements[a]			Interest Rate Swaps		
		Carried at Fair Value	Carried at Amortized Cost	Weighted. Average Cost[b] (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Average Cost[b] (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost[b] (%)	Average Maturity (Years)
Euro	Fixed	4,545.81	-	0.49	6.42						
						(170.84)	1.51	15.31	(4,118.77)	0.45	5.77
	Adjustable	-	-	-	-	4,775.07	0.48	2.01	4,118.77	(0.45)	5.77
		-	-	-	-	(126.71)	(0.51)	3.92	-	-	-
GBP	Fixed	891.60	-	0.82	0.77	-	-	-	-	-	-
		-	-	-	-	(652.24)	0.80	0.72	(232.94)	0.88	0.92
	Adjustable	-	-	-	-	-	-	-	232.94	0.25	0.92
		-	-	-	-	(232.94)	0.25	0.92	-	-	-
Japanese Yen	Fixed	1,139.72	136.20	0.69	16.81	-	-	-	-	-	-
		-	-	-	-	(1,161.01)	0.83	16.67	-	-	-
	Adjustable	424.97	-	3.07	3.40	20.23	(0.66)	6.77	14.74	(0.44)	4.28
		-	-	-	-	(408.56)	3.35	3.15	(14.74)	1.17	4.28
US Dollar	Fixed	11,779.02	215.24	2.10	1.65	-	-	-	-	-	-
		-	-	-	-	(520.74)	3.39	1.69	(10,918.66)	1.90	1.62
	Adjustable	569.66	-	0.37	1.18	4,952.08	0.20	7.06	13,555.09	0.44	1.70
		-	-	-	-	(3,087.55)	0.22	1.89	2,650.89	0.57	2.02
Others[d]	Fixed	4,911.51	3.61	3.29	4.24	-	-	-			
		-	-	-	-	(4,284.56)	3.36	3.95	986.08	0.87	17.85
	Adjustable	413.45	61.49	3.74	5.18	1,680.80	3.16	2.47	433.45	3.22	7.88
		-	-	-	-	627.78	2.51	6.48	-	-	-
Total	Fixed	23,267.66	355.05	1.91	3.88	-	-	-	0.00	-	
		-	-	-	-	(6,789.38)	0.03	5.93	16,256.45	0.01	3.64
	Adjustable	1,408.08	61.49	2.25	3.18	11,428.18	-	4.27	18,354.99	-	2.75
		-	-	-	-	(4,483.54)	0.01	2.65	2,665.63	0.01	2.03
Principal at face value		24,675.74	416.54	1.93	3.84	155.25	-	-	(567.09)	-	-
Net unamortized premium/Discount			(2.17)			(1,078.84)	-	-	189.47	-	-
		24,675.74	414.37	1.93	3.84	(923.59)	-	-	(377.62)	-	-
Fair valuation adjustment		-	-	-	-	1,183.44[c]			901.76[c]	-	-
Total		**24,675.74**	**414.37**	**1.93**	**3.84**	**259.85**	**-**	**-**	**524.14**	**-**	**-**

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2020 was UA 24,675.74 million and the estimated fair value was UA 24,228.99 million.

(a) Currency swap agreements include cross-currency interest rate swaps.

(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2020.

(c) These amounts are included in derivative assets and liabilities on the balance sheet.

(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR. Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2021 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,293.51	145.58	5,439.09
More than one year but less than two years	4,960.31	24.18	4,984.49
More than two years but less than three years	2,118.18	75.27	2,193.45
More than three years but less than four years	794.11	14.95	809.06
More than four years but less than five years	5,663.40	149.59	5,812.99
More than five years	5,337.12	225.13	5,562.25
Total	**24,166.63**	**634.70**	**24,801.33**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	95.55	-	95.55
More than one year but less than two years	157.18	-	157.18
More than two years but less than three years	0.15	-	0.15
More than three years but less than four years	-	-	-
More than four years but less than five years	0.11	-	0.11
More than five years	63.54	-	63.54
Subtotal	**316.53**	**-**	**316.53**
Net unamortized premium and discount	(2.16)	-	(2.16)
Total	**314.37**	**-**	**314.37**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2020 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,512.87	143.03	5,655.90
More than one year but less than two years	5,207.64	13.57	5,221.21
More than two years but less than three years	4,881.78	4.01	4,885.79
More than three years but less than four years	2,113.20	77.29	2,190.49
More than four years but less than five years	298.20	16.79	314.99
More than five years	6,063.14	344.22	6,407.36
Total	**24,076.83**	**598.91**	**24,675.74**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	33.22	67.00	100.22
More than one year but less than two years	93.43	-	93.43
More than two years but less than three years	153.04	-	153.04
More than three years but less than four years	0.22	-	0.22
More than four years but less than five years	-	-	-
More than five years	69.62	-	69.62
Subtotal	**349.53**	**67.00**	**416.53**
Net unamortized premium and discount	(2.17)	-	(2.17)
Total	**347.36**	**67.00**	**414.36**

The fair value of borrowings carried at fair value through profit or loss at 31 December 2021 was UA 24,801.33 million (December 2020 : UA 24,675.74 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2021 was UA 25,543.88 million (December 2020: UA 24,674.19 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note M, there was a net loss of UA 111.21 million on borrowings, related derivatives and others for the year ended 31 December 2021 (December 2020: a gain of UA 63.17 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended 31 December 2021 was a loss of UA 38.25 million (2020: a gain of UA 19.89 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant year. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2021, the cumulative unrealized fair value losses to date were UA 1,148.41 million (December 2020: UA 1,914.68 million).

NOTE K – Equity

Equity is composed of capital and reserves. These are further detailed as follows:

Capital
Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In
Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and the nine General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of 6 percent paid-up and 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank by 200 percent from UA 23,947 million to UA 67,687 million, with the creation of 4,374,000 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The shares are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

Prior to the GCI-VI, i.e., during the period covered by GCI-V, and by its resolution's B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank. These shares, created under the two special capital increases, were subject to the same terms and conditions as the shares created under the GCI-V.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan's, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares were absorbed by Canada's and Sweden's subscriptions to GCI-VII when they became effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland to become a member of the Bank. The membership of Ireland became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Such formalities had been completed on 24 April 2020.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million[2] to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At its extraordinary meeting held on 5 March 2021, the Board of Governors adopted a resolution, effective immediately, authorizing the creation of temporary callable capital stock increasing the Bank's capital from one hundred fifty-three billion one hundred ninety-one million three hundred sixty thousand Units of Account (UA 153,191,360,000) to one hundred eighty-one billion seven hundred ninety-five million eight hundred thirty thousand Units of Account (UA 181,795,830,000). The new shares created are in the form of callable shares, which will expire on 31 December 2023, or such earlier date as the Bank may determine. All Instruments of Subscription are qualified and effective only in the case of a single event leading to a reduction in the stock of the Bank's AAA-rated callable capital by at least 30 percent that would have the effect of reducing the coverage of the Bank's net debt by AAA-rated callable capital below 100 percent (the "Qualifying Event"). Upon the occurrence of the Qualifying Event, members who have subscribed to the temporary callable capital stock will acquire certain voting rights. Each share will have a par value of ten thousand Units of Account (UA 10,000), as set forth in the Resolution.

During the same extraordinary meeting, the Board of Governors approved and authorized the return and cancellation of temporary callable shares without Voting Powers, created in 2019 and subscribed by Canada and the Kingdom of Sweden, from the total authorized capital stock of the Bank, as part of the interim measures pending the conclusion of the Seventh General Capital Increase. Consequently, the authorized capital of the Bank was reduced by UA 1,157,000,000, bringing it down to UA 180,638,830,000.

---

2   The amount of UA 69,472,550,000 includes: (i) the special capital increase authorized under Resolution B/BG/2019/04 to allow for the subscription by the Republic of Ireland ("Ireland") (UA 1,340,500,000), (ii) the temporary increase in non-voting callable capital allocated to the Government of Canada ("Canada") (UA 800,000,000) under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital allocated to the Kingdom of Sweden ("Sweden") (UA 357,000,000) upon the Board of Governor's approval of Resolution B/BG/EXTRA/2019/01.

The Bank's capital as at 31 December 2021 and 31 December 2020 were as follows:

(UA thousands)

	2021	2020
Capital Authorized (in shares of UA 10 000 each)	180,638,830	153,191,360
Less: Unsubscribed	(32,165,212)	(52,344,682)
Subscribed Capital	148,473,618	100,846,678
Less: Callable Capital	(138,514,715)	(93,792,805)
Paid-up Capital	9,958,903	7,053,873
Shares to be issued upon payment of future installments	(4,248,940)	(1,973,210)
Add: Amounts paid in advance	605	546
	5,710,568	5,081,209
Less: Amounts in arrears	-	-
Capital	**5,710,568**	**5,081,209**

Included in the authorized data for 31 December 2021 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 31 December 2021 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	727,063	5.041	273,150	6,997,470	727,688	5.029
2	Angola	164,179	1.138	59,367	1,582,442	164,804	1.139
3	Benin	28,993	0.201	10,088	279,853	29,618	0.205
4	Botswana	111,865	0.776	73,515	1,045,135	112,490	0.777
5	Burkina Faso	57,955	0.402	20,779	558,805	58,580	0.405
6	Burundi	33,333	0.231	12,257	321,076	33,911	0.234
7	Cabo Verde	9,160	0.064	3,991	87,620	9,785	0.068
8	Cameroon	153,890	1.067	50,441	1,488,471	154,515	1.068
9	Central African Republic	5,690	0.039	1,975	54,942	6,174	0.043
10	Chad	8,701	0.060	3,144	83,880	9,326	0.064
11	Comoros	1,124	0.008	634	10,626	1,749	0.012
12	Congo	58,565	0.406	21,403	564,270	59,190	0.409
13	Côte d'Ivoire	551,480	3.824	192,777	5,322,050	552,105	3.816
14	Democratic Republic of Congo	268,323	1.860	66,808	2,616,425	268,948	1.859
15	Djibouti	1,213	0.008	1,517	10,618	1,838	0.013
16	Egypt	870,586	6.036	328,787	8,377,090	871,211	6.021
17	Equatorial Guinea	9,588	0.066	7,969	87,916	10,213	0.071
18	Eritrea	4,484	0.031	2,664	42,182	4,921	0.034
19	Eswatini	16,232	0.113	9,740	152,590	16,857	0.117
20	Ethiopia	230,468	1.598	77,529	2,227,160	231,093	1.597
21	Gabon	65,385	0.453	56,236	597,628	66,010	0.456
22	Gambia	19,811	0.137	6,516	191,623	20,436	0.141
23	Ghana	323,211	2.241	106,392	3,125,521	323,836	2.238
24	Guinea	58,917	0.409	20,368	568,811	59,542	0.412
25	Guinea Bissau	972	0.007	870	8,860	1,597	0.011
26	Kenya	204,799	1.420	69,850	1,978,150	201,163	1.390
27	Lesotho	12,958	0.090	5,036	124,570	13,583	0.094
28	Liberia	28,379	0.197	10,552	273,257	29,004	0.200
29	Libya	348,840	2.419	171,725	3,316,678	349,465	2.415
30	Madagascar	93,382	0.647	31,832	902,000	94,007	0.650
31	Malawi	50,706	0.352	17,722	489,350	51,331	0.355
32	Mali	26,853	0.186	19,532	249,000	27,478	0.190
33	Mauritania	8,042	0.056	4,639	75,786	8,667	0.060
34	Mauritius	92,974	0.645	40,822	888,860	93,599	0.647
35	Morocco	558,071	3.869	233,785	5,346,940	558,696	3.861
36	Mozambique	87,215	0.605	29,134	843,038	87,840	0.607
37	Namibia	49,135	0.341	19,551	471,800	49,760	0.344
38	Niger	30,243	0.210	10,610	291,833	30,868	0.213
39	Nigeria	1,342,199	9.306	588,898	12,833,103	1,342,824	9.281
40	Rwanda	19,481	0.135	6,921	187,902	20,106	0.139
41	São Tomé and Príncipe	9,721	0.067	3,487	93,734	10,346	0.072
42	Senegal	150,678	1.045	53,046	1,453,751	151,303	1.046
43	Seychelles	1,837	0.013	1,871	16,499	2,462	0.017
44	Sierra Leone	16,251	0.113	12,189	150,331	16,876	0.117
45	Somalia	4,239	0.029	2,549	39,846	4,864	0.034
46	South Africa	724,933	5.026	270,324	6,979,012	725,558	5.015
47	South Sudan	47,048	0.326	3,275	467,220	47,673	0.329
48	Sudan	14,764	0.102	13,791	133,847	15,389	0.106
49	Tanzania	123,317	0.855	38,765	1,194,417	123,942	0.857
50	Togo	23,202	0.161	8,766	223,251	23,827	0.165
51	Tunisia	207,389	1.438	82,330	1,991,560	208,014	1.438
52	Uganda	57,805	0.401	20,870	557,197	58,430	0.404
53	Zambia	168,853	1.171	58,445	1,630,064	169,478	1.171
54	Zimbabwe	247,296	1.715	88,235	2,384,737	247,921	1.714
	Total Regionals	**8,531,796**	**59.156**	**3,327,467**	**81,990,795**	**8,560,910**	**59.169**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	**8,531,796**	**59.156**	**3,327,467**	**81,990,795**	**8,560,910**	**59.169**
55	Argentina	12,646	0.088	6,646	119,820	13,271	0.092
56	Austria	63,445	0.440	26,798	607,660	64,070	0.443
57	Belgium	90,841	0.630	34,666	873,750	91,466	0.632
58	Brazil	21,791	0.151	16,970	200,940	22,416	0.155
59	Canada	543,253	3.767	206,554	5,225,980	543,878	3.759
60	China	172,056	1.193	71,567	1,649,000	172,681	1.193
61	Denmark	166,584	1.155	71,127	1,594,720	167,209	1.156
62	Finland	69,163	0.480	26,394	665,240	69,788	0.482
63	France	531,386	3.684	202,776	5,111,090	532,011	3.677
64	Germany	590,820	4.097	249,238	5,658,970	591,445	4.088
65	India	40,850	0.283	16,648	391,860	41,475	0.287
66	Ireland	113,566	0.787	12,979	1,122,690	114,191	0.789
67	Italy	344,845	2.391	145,600	3,302,850	345,470	2.388
68	Japan	780,395	5.411	329,615	7,474,340	781,020	5.398
69	Korea	68,085	0.472	25,554	655,310	68,710	0.475
70	Kuwait	63,176	0.438	24,109	607,660	63,801	0.441
71	Luxembourg	29,248	0.203	9,315	283,170	29,873	0.206
72	Netherlands	125,457	0.870	52,263	1,202,320	126,082	0.871
73	Norway	167,452	1.161	70,413	1,604,120	168,077	1.162
74	Portugal	34,036	0.236	13,069	327,300	34,661	0.240
75	Saudi Arabia	27,530	0.191	11,633	263,670	28,155	0.195
76	Spain	152,567	1.058	82,570	1,443,100	153,192	1.059
77	Sweden	223,319	1.548	94,084	2,139,110	223,944	1.548
78	Switzerland	207,624	1.440	80,462	1,995,780	208,249	1.439
79	Turkey	55,886	0.387	15,611	543,260	56,511	0.391
80	U.K.	257,127	1.783	128,316	2,442,970	257,752	1.781
81	U.S.A.	937,536	6.501	358,126	9,017,240	938,161	6.484
	Total Non-Regionals	**5,890,684**	**40.844**	**2,383,101**	**56,523,920**	**5,907,559**	**40.831**
	Grand Total	**14,422,480**	**100.00**	**5,710,568**	**138,514,715**	**14,468,469**	**100.000**

The subscription position including the distribution of voting rights at 31 December 2021 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2021 and 31 December 2020, the Cumulative Exchange Adjustment on Subscriptions were as follows:

(UA thousands)

	2021	2020
Balance at 1 January	148,208	148,449
Net conversion losses on new subscriptions	7,629	(241)
Balance	**155,837**	**148,208**

91

Reserves

The reserves increased by UA 293.58 million (10.27 percent) from UA 2,857.61 million as at 31 December 2020 to UA 3,151.19 million as at 31 December 2021. This increase is due to the net effect of the UA 41.55 million net income, the opening balance sheet adjustment of UA 67.39 million for the impact of IFRIC decision on MBP, and the UA 184.65 million net gains in total OCI for the year respectively.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Earnings include the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity.

At 31 December 2021 and 31 December 2020, the retained earnings were as follows:

(UA thousands)

Balance at January 1, 2020	3,088,966
Net income for the current year	139,401
Balance at 31 December 2020	**3,228,367**
Balance at January 1, 2021	3,228,367
Net income for the current year	41,546
Transfers during the year	20,217
Balance at 31 December 2021	**3,290,130**

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 December 2021 and 31 December 2020, the allocable income were as follows:

(UA thousands)

	2021	2020
Income before Board of Governors' approved distribution	96,546	198,401
Unrealized (gains) / losses on borrowings and derivatives	111,213	(63,167)
Translation losses	1,475	23,175
Unrealized losses on macro hedge swaps	120	150
Allocable income	**209,354**	**158,559**

During the year, the Board of Governors approved the distribution of UA 55 million (2020: UA 59.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

Movement in the surplus account during 2021 and 2020 is as follows:

(UA thousands)

Balance at 1 January 2020	4,962
Allocation from 2019 net income	350
Distribution to MIC Technical Assistance Fund	(1,000)
Distribution to Special Relief Fund	(2,000)
Distribution to the NEPAD	(1,000)
Balance at December 31, 2020	**1,312**
Balance at 1 January 2021	1,312
Allocation from 2020 net income	-
Balance at December 31, 2021	**1,312**

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31 December 2021 and 2020 were as follows:

(UA thousands)

	2021	2020
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance – DRC	20,000	20,000
Special Relief Fund	-	2,000
NEPAD	-	1,000
MIC Technical Assistance Fund	-	1,000
Total	**55,000**	**59,000**

NOTE L – Income from Loans and Investments and Related Derivatives

Income from Loans and related derivatives

Income from loans and related derivatives for the year ended 31 December 2021 and 31 December 2020 was as follows:

(UA thousands)

	2021	2020
Interest income on loans not impaired	332,554	440,495
Interest income on impaired loans	36,157	38,574
Interest on loan swaps	(41,611)	(37,244)
	327,100	441,825
Commitment fees	36,431	41,187
Trade finance guarantee fees	782	758
Statutory commission	205	227
Sub-total	364,518	483,997
Balance sheet optimization (BSO) fees	(16,274)	(23,381)
Total	**348,244**	**460,616**

Income from Investments and Related Derivatives

Income from loans and related derivatives for the year ended 31 December 2021 and 31 December 2020 was as follows:

(UA thousands)

	2021	2020
Interest income	161,453	196,889
Realized fair value losses on investments	3,448	73,934
Unrealized fair value gains on investments	(35,561)	(89,375)
Subtotal	(32,113)	(15,441)
Total	**129,340**	**181,448**

Total interest income on investments at amortized cost for the year ended 31 December 2021 was UA 92.28 million (2020: UA 85.10 million).

Net interest income from loans and investment and related derivatives

The net interest income on loans, investment and related derivatives for the year ended 31 December 2021 and 31 December 2020 was as follows:

(UA thousands)

	2021	2020
Interest income from loans	327,100	441,825
Interest income from treasury investment	161,453	196,889
Other debt securities	5,530	2,903
Total Interest Income	494,083	641,617
Borrowing expenses	(71,048)	(252,931)
Net interest income	**423,035**	**388,686**

NOTE M – Borrowing Expenses

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2021 and 31 December 2020 was as follows:

(UA thousands)

	2021	2020
Charges to bond issuers	387,407	498,631
Amortization of issuance costs	6,155	2,190
Interest on operating lease	219	294
Total	**393,781**	**501,115**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2021 was UA 12.84 million (December 2020: UA 20.72 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2021 and 31 December 2020 was as follows:

(UA thousands)

	2021	2020
Interest on derivatives payable	182,300	314,887
Interest on derivatives receivable	(505,033)	(563,071)
Total	**(322,733)**	**(248,184)**
Net borrowing expenses	**71,048**	**252,931**

Losses/gains on Borrowings and Related Derivatives

Gains/losses on borrowings, related derivatives and others for year ended 31 December 2021 and 31 December 2020 was as follows:

(UA thousands)

	2021	2020
(Losses)/gains borrowings, related derivatives and others	(111,213)	63,167

The gains on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized loss of UA 0.47 million, representing hedge effectiveness and UA 2.42 million of amortization of fair value adjustments on the hedged risk (See Note F).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2021 amounted to UA 25.4 million (December 2020:a loss UA 18.66 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2021 was UA 23.46 million (December 2020: a gain UA 4.52 million).

NOTE N – Administrative Expenses

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses for the year ended 31 December 2021 and 31 December 2020 comprised the following:

(UA thousands)

	2021	2020
Manpower expenses	353,339	348,798
Other general expenses	40,025	40,383
Total	**393,364**	**389,181**
Reimbursable by ADF	(218,564)	(230,345)
Reimbursable by NTF	(251)	(427)
Net	**174,549**	**158,409**

* Share of ADB manpower expenses amount – UA 171.89 million (2020: UA 155.92 million)

Included in general administrative expenses is an amount of UA 0.4 million (2020: UA 1.44 million) incurred under operating lease agreements for offices in Côte d'Ivoire and in certain member countries, where the Bank has offices, the short-term leases and leases of low-value not recognized as liabilities. The payments in relation to these are recognized as an expense in profit or loss.

NOTE O – Employee Benefits

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05–89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

The Hybrid Scheme

On 19th September 2018, the Board of Directors approved changes to the Staff Retirement Plan (SRP or the Plan) introducing an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan's long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan's long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees' pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

The features of the hybrid scheme are stated below:

- Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.
- The Bank's median salary will be used as the cap and will be reset every three years.
- Contributions will be split between the DB and the DC at the median salary cap as follows;
  a) Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and
  b) Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will have benefits from both the DB and DC plans at retirement.
- Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.
- Funds in the DC component will be invested by external fund managers for each participant's account and related management fees will be deducted directly from each participant's account.
- The DB benefits will remain under the administration of the Staff Retirement Plan.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set of contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan.

Change in Accounting Policy – Attributing benefit to periods of service (IAS 19 Employee Benefits)

In December 2020, the IFRS Interpretation Committee (IFRIC or the Committee) discussed a submission about the periods of service to which an entity attributes benefit for a particular defined benefit plan and issued a tentative Agenda Decision. In the fact pattern submitted, a) employees are entitled to a lump sum benefit payment when they reach a specified retirement age (of 62 years) provided, they are employed by the entity when they reach that retirement age; and b) the amount of the retirement benefit to which an employee is entitled depends on the length of employee service with the entity before the retirement age and is capped at a specified number of consecutive years of service (i.e., 16 years – from age 46 to 62).

The Committee concluded that the entity described in the fact pattern should attribute retirement benefit to each year in which an employee renders service for 16 years only, that is, from the age of 46 to the age of 62 (or, if employment starts on or after the age of 46, from the date the employee first renders service to the age of 62). If an employee joins the entity before age of 46, no retirement benefit would be attributed, until the employee reaches age or 46.

At its April 2021 meeting, the Committee finalized the Agenda Decision on the basis that the principles in IAS 19, provide an adequate basis for an entity to determine the periods of service to which retirement benefit is attributed in the fact pattern described and did not add the submission to its standard setting work plan. The Committee however provided material explanations on how the applicable principles and requirements in IAS 19 should be applied to the fact pattern and in practice, which led to the change in the accounting policy on post-employee benefits.

The result of the impact analysis of the Agenda Decision on the Bank's post-employment benefit plans, SRP and MBP for 31 December 2021, showed that the Agenda Decision did not have any significant impact on the SRP, but impacted the MBP and its accounting policy was amended accordingly.

On the MBP, the Bank previously attributed the service cost of an employee from the date they join its service, until the earliest retirement age (of 55) and recognized the service costs from that date of employment in the financial statements. Following the Committee's Agenda Decision, the Bank elected to attribute the service cost to only the 10 years leading up to earliest retirement age (or from the date of employment to the earliest retirement age, if the employee was hired at age 45 or later) and no service cost would be recognized in the financial statements until an employee reaches the age 45 or the 10 years leading to the earliest retirement age.

Consequently, the Bank applied the Agenda Decision to the MBP in its 31 December 2021 financial statements without restating its comparative figures on the basis that the Committee's material explanations provided new information and insights on the application of IAS 19. Therefore, adjustments to account for impact of the Agenda Decision were recognized in the opening reserves as at 1 January 2021.

The financial impact of changing the attribution period as described above resulted in a reduction of UA 67.39 million in the Employee Benefit Liabilities on the Balance sheet. This is because post-employment liabilities for all staff below age of 45 will be temporarily discontinued until they reach age of 45. However, the post-employment liabilities for staff above age 45 would be higher than presently recognized in the financial statements. Furthermore, the service and net interest costs recognized in the income statement for 31 December 2021 reduced on account of the reduced Employee Benefit liabilities on the Balance sheet.

The summary of the impact of the Agenda Decision on the financial statements is presented below;

(UA millions)

Balance Sheet	31 December 2020	Remeasurement Adjustment	1 January 2021
Retirement Benefit Obligation	335.20	(67.39)	267.81
Fair value of Plan Assets	80.00	-	80.00
Net defined benefit obligation	255.20	(67.39)	187.81
Employee Benefit Liabilities	**255.20**	**(67.39)**	**187.81**

As a result of the remeasurement of the MBP, a remeasurement gain of UA 67.39 million was recognized and accounted for as a reduction in the Employee Benefit Liabilities on the Balance sheet with a corresponding increase in the remeasurement of defined benefit reserve in equity.

Income statement

In applying the IFRIC Agenda Decision, the annual service and net interest costs presented in the income statement reduced. Had the Bank not applied the IFRIC Agenda Decision, the annual service and net interest costs would have been UA 28.40 million as against the UA 25.70 million presented in the income statement, giving a net reduction of UA 2.70 million.

Statement of cashflows

The application of the IFRIC Agenda Decision did not have any material impact on statement of cash flows.

Reserves and Total Equity

This table shows the impact of applying the Agenda Decision on the remeasurement of defined benefit reserve and total equity. The Agenda Decision did not impact other reserves in equity.

(UA millions)

Remeasurement of defined benefits	Impact on 1 January 2021
As previously stated at 31 December 2020	(465.33)
Impact of applying the IFRIC Agenda Decision	67.39
As stated at 1 January 2021	**(397.94)**

Total Equity	
As previously stated at 31 December 2020	7,790.61
Impact of applying the IFRIC Agenda Decision	67.39
As stated at 1 January 2021	**7,858.00**

For the DC component of the hybrid plan, the amount recognized in the income statement for the year ended December 2021 was UA 0.7 million (2020: UA 0.03 million). This amount is included in Other Accounts Payable.

The pension and post-employment medical benefit expenses for 2021 and 2020 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2021	2020	2021	2020
Current service cost – gross	79.88	75.15	26.04	26.94
Less: employee contributions	(12.21)	(12.48)	(4.28)	(4.00)
Net current service cost	67.67	62.67	21.76	22.94
Interest cost	22.22	24.34	3.90	6.06
Expected return on plan assets	(15.93)	(18.30)	-	-
Expense for the year	**73.96**	**68.71**	**25.66**	**29.00**

At 31 December 2021, the Bank had a liability to the SRP amounting to UA 245.31 million (2020: UA 377.75 million) while the Bank's liability to the post-employment aspect of the MBP amounted to UA 203.36 million (2020: UA 255.17 million).

At 31 December 2021 and 2020 the determination of these liabilities is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2021	2020	2021	2020
Fair value of plan assets:				
Market value of plan assets at beginning of year	908.50	849.12	80.02	70.03
Actual return on assets	151.72	55.85	0.18	0.96
Employer's contribution	24.42	24.97	8.56	8.01
Plan participants' contribution during the year	12.21	12.48	4.28	4.00
Benefits paid	(33.00)	(33.92)	(3.07)	(2.99)
Market value of plan assets at the end of the year	**1,063.85**	**908.50**	**89.97**	**80.01**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	1,286.26	1,149.05	267.80	309.22
Current service cost	67.67	62.67	21.76	22.94
Employee contributions	12.21	12.48	4.28	4.00
Interest cost	22.22	24.34	5.51	7.81
Actuarial loss/(gain)	(46.20)	71.63	(2.95)	(5.80)
Benefits paid	(33.00)	(33.92)	(3.07)	(2.99)
Benefit obligation at end of year	**1,309.16**	**1,286.25**	**293.33**	**335.18**
Funded status:				
Liability recognized on the balance sheet at 31 December, representing excess of defined benefit over plan asset	**(245.31)**	**(377.75)**	**(203.35)**	**(255.17)**

	2021	2020
Amount recognized on the Balance sheet as Employee Benefit liabilities as at 31 December	**448.66**	**632.92**

There were no unrecognized past service costs at 31 December 2021 and 2020. At 31 December 2021, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 185.84 million (2020: losses of UA 367.82 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 28.59 million (2020: losses of UA 97.50 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2021	2020	2019	2018	2017
Staff Retirement Plan:					
Fair value of Plan assets	1,063.85	908.50	849.12	711.03	736.17
Present value of defined benefit obligation	(1,309.16)	(1,286.25)	(1,149.05)	(994.27)	(952.53)
Deficit funding	**(245.31)**	**(377.75)**	**(299.93)**	**(283.24)**	**(216.36)**
Experience adjustments on plan assets	261.14	125.36	87.80	(19.90)	34.56
Experience adjustments on plan liabilities	(446.98)	(493.18)	(421.56)	(333.45)	(352.80)
Net	**(185.84)**	**(367.82)**	**(333.76)**	**(353.35)**	**(318.24)**

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2021	2020	2019	2018	2017
Medical Benefit Plan:					
Fair value of Plan assets	89.97	80.02	70.03	61.61	53.77
Present value of defined benefit obligation	(293.34)	(335.19)	(309.22)	(226.67)	(213.73)
Deficit funding	**(203.37)**	**(255.17)**	**(239.19)**	**(165.06)**	**(159.96)**
Experience adjustments on plan assets	(8.93)	(10.36)	(9.58)	(8.24)	(7.35)
Experience adjustments on plan liabilities	(19.66)	(87.14)	(92.93)	(32.99)	(36.40)
Net	**(28.59)**	**(97.50)**	**(102.51)**	**(41.23)**	**(43.75)**

Assumptions used in the latest available actuarial valuations at 31 December 2021 and 2020 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan	
	2021	2020	2021	2020
Discount rate	2.15	1.75	2.26	1.90
Rate of salary increase	3.40	3.40	3.40	3.40
Future pension increase	2.30	2.00	-	-
Health care cost growth rate	-	-	5.50	5.25

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants, and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 16 years and 22 years, respectively. The following table shows projected benefit cash flow outgo:

(UA millions)

	2023	2024	2025	2026	2027 to 2031
Cash flow from MBP	3.62	4.15	4.73	5.47	42.64
Cash flow from SRP	44.84	46.65	48.52	48.85	258.19

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA thousands)

	1% Increase		1% Decrease	
	2021	2020	2021	2020
Effect on total service and interest cost	10,513	11,815	(7,702)	(8,557)
Effect on post-retirement benefit obligation	77,639	10,392	(60,534)	(78,401)

The following table shows the effect of a 1 percentage point change in the discount rate for the SRP:

(UA thousands)

	1% Increase		1% Decrease	
	2021	2020	2021	2020
Effect on total service and interest cost	15,182	16,141	(20,886)	(22,331)
Effect on post-retirement benefit obligation	207,145	207,874	(271,703)	(273,822)

No SRP assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2021 and 2020 for the Staff Retirement Plan:

(UA thousands)

	2021	2020
Debt securities	405,211	404,002
Equity securities	528,307	369,234
Property	112,688	124,618
Total	**1,046,206**	**897,854**

At 31 December 2021 and 2020, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2022, are UA 68.89 million and UA 28.56 million, respectively.

NOTE P – Related Parties

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note H. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note N.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2021 and 2020 are disclosed in Note S-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2021 amounted to UA 10.52 million (2020 UA 4.87 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note O.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the year ended 31 December 2021 and 31 December 2020 were made up as follows:

(UA thousands)

	2021	2020
Salaries	29,409	29,791
Termination and other benefits	8,559	7,375
Contribution to retirement and medical plan	6,445	6,341
Total	**44,413**	**43,507**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 31 December 2021, outstanding balances on loans and advances to management staff and executive directors amounted to UA 8.66 million (31 December 2020: UA 6.25 million).

NOTE Q – Segment Reporting

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank's operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity External revenue for the years ended 31 December 2021 and 2020 is detailed as follows:

(UA thousands)

	2021	2020
Interest income from loans		
Fixed rate loans	327,617	415,460
Variable rate loans	29,685	13,407
Floating rate loans	11,408	50,202
	368,710	479,069
Commitment charges and commissions	21,145	18,791
Interest on loan swaps	(41,611)	(37,244)
Total income from loans	**348,244**	**460,616**
Income from investments	129,340	181,448
Income from other debt securities	5,530	2,903
Other income	37,291	23,845
Total external revenue	**520,405**	**668,812**

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank's revenue for one country amounted to UA 71.43 million for the year ended 31 December 2021 (2020: UA 133.43 million).

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2021 and 2020 is detailed as follows:

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2021							
Income from sovereign loans	15,340	9,461	41,311	112,890	15,334	(759)	193,577
Income from non-sovereign loans	8,016	26,487	13,955	39,137	50,551	16,521	154,667
	23,356	**35,948**	**55,266**	**152,027**	**65,885**	**15,762**	**348,244**
2020							
Income from sovereign loans	25,976	17,740	73,260	128,377	28,993	732	275,078
Income from non-sovereign loans	7,388	27,755	20,103	54,355	65,373	10,564	185,538
	33,364	**45,495**	**93,363**	**182,732**	**94,366**	**11,296**	**460,616**

As of 31 December 2021, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

NOTE R – Approval of Financial Statements

On March 30, 2022, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2022.

Note S – Supplementary disclosures

Note S-1: Exchange rates

The rates used for translating currencies into Units of Account at 31 December 2021 and 31 December 2020 were as follows;

		2021	2020
1 UA = 1 SDR =	Algerian Dinar	194.36500	190.64900
	Angolan Kwanza	776.74600	935.60500
	Australian Dollar	1.94119	1.90713
	Botswana Pula	16.33130	15.58730
	Brazilian Real	7.96426	7.45107
	Canadian Dollar	1.79808	1.85161
	Chinese Yuan Renminbi	8.91600	9.41203
	CFA Franc	811.73400	776.55500
	Danish Kroner	9.20217	8.80553
	Egyptian Pound	21.99690	22.65840
	Ethiopian Birr	69.53990	56.43230
	Euro	1.23748	1.18385
	Gambian Dalasi	73.78000	74.53000
	Ghanaian Cedi	8.40608	8.29624
	Guinean Franc	12756.10000	14394.40000
	Indian Rupee	105.45700	106.31100
	Japanese Yen	159.84800	149.25500
	Kenyan Shilling	158.35100	157.04000
	Korean Won	1667.20000	1593.80000
	Kuwaiti Dinar	0.42338	0.43727
	Libyan Dinar	6.43266	1.92506
	Mauritian Rupee	61.05080	57.02390
	Moroccan Dirham	12.90600	12.82530
	New Zambian Kwacha	23.32850	28.83120
	New Zealand Dollar	2.05581	2.04816
	Nigerian Naira	578.02100	546.59400
	Norwegian Krone	12.38880	12.57700
	Pound Sterling	1.04183	1.07323
	Sao Tomé Dobra	30.33710	28.73270
	Saudi Arabian Riyal	5.24120	5.40754
	South African Rand	21.26400	21.02290
	Swedish Krona	12.75930	11.96140
	Swiss Franc	1.28791	1.28162
	Tanzanian Shilling	3215.99000	3310.40000
	Tunisian Dinar	4.06525	3.89319
	Turkish Lira	18.67220	10.73870
	Ugandan Shilling	4960.57000	5275.13000
	United States Dollar	1.39959	1.44027
	Vietnamese Dong	32050.60000	33314.90000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE S-2: Other Development Assistance Activities

(i) Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Banks, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

(ii) Post-Conflict Countries Assistance/Transition States Facility

The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income.

In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

(iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period-to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2021, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 30 RMCs have reached their completion points. Three (3) countries (Eritrea, Somalia and Sudan) have yet to complete the requirements for HIPC debt relief. Somalia, under successive IMF Staff-Monitored Programs (SMP), has made significant progress, which led to the approval of debt relief from the World Bank, the International Monetary Fund and the Bank Group. As a result, Somalia reached the HIPC Decision Point on March 25, 2020.

(iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE S-3: Special Funds

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2021 and 2020, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The NTF was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on 25 April 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from 26 April 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on 7 October 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on 4 May 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of US$ 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The resources of the NTF at 31 December 2021 and 2020 are summarized below:

(UA thousands)

	2021	2020
Contribution received	128,586	128,586
Funds generated (net)	151,657	151,033
Adjustment for translation of currencies	(100,788)	(105,895)
	179,455	**173,724**
Represented by:		
Due from banks	3,283	2,550
Investments	87,078	93,241
Accrued income and charges receivable on loans	316	362
Accrued interest on investments	294	87
Other amounts receivable	337	514
Loans outstanding	89,699	77,703
	181,007	**174,457**
Less: Current accounts payable	(1,552)	(733)
	179,455	**173,724**

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20–74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2021 and 2020 follows:

(UA thousands)

	2021	2020
Fund balance	125,404	125,404
Funds generated	6,353	6,307
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	2	2
Less: Relief disbursed	(130,329)	(127,597)
	1,430	**4,116**
Represented by:		
Due from bank	297	602
Investments	1,834	3,475
Accounts receivable/ (payable)	(701)	39
	1,430	**4,116**

At 31 December 2021, a total of UA 0.57 million (US$ 0.80 million) compared with UA 0.52 million (US$ 0.73 million) in 2020, had been committed but not yet disbursed under the Special Relief Fund.

iii) Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non- sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2021 and 2020 follows:

(UA thousands)

	2021	2020
Contribution received	200,913	111,397
Funds generated (net)	(9,693)	187
	191,220	**111,584**
Represented by:		
Due from bank	2,978	6,311
Loans outstanding	189,886	106,786
Accrued income and charges receivable on loans and investments	1,199	939
Less: Current accounts payable	(2,843)	(2,452)
	191,220	**111,584**

NOTE S-4: Trust Funds

The Bank has been entrusted, under Resolutions 11–70, 19–74 and 10–85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

- **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11–70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

- **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at 31 December 2021 and 2020 are summarized below:

(UA thousands)

	2021	2020
Mamoun Beheiry Fund		
Contribution	152	152
Income from investments	171	163
	323	315
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	252	**244**
Represented by:		
Due from banks	252	244
	252	244
Special Emergency Assistance Fund for Drought and Famine in Africa		
Contributions	22,722	22,722
Funds generated	7,716	7,621
	30,438	30,343
Less: Relief disbursed	(27,935)	(26,862)
	2,503	3,481
Represented by:		
Banks and Investment	2,499	3,469
Net Receivable	4	12
	2,503	3,481
Total Resources & Assets of Trust Funds	**2,755**	**3,725**

NOTE S-5: Grants (Donor Funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at 31 December 2021 and 2020 were as follows:

(UA thousands)

Trust Fund Name	2021	2020
AFAWA Risk Sharing Facility	39,297	-
Africa Climate Change Fund	11,339	12,025
Africa Digital Financial Inclusion	13,062	8,943
ADB/African Economic Outlook(OECD RESEARCH PROJECT)	-	60
Africa Disaster Risk Trust Fund	6,913	-
Africa Growing Together Fund	2,978	7,598
Africa Integrity Fund	39,688	40,340
Africa Investment Facility	81,983	112,398
Africa Renewable Energy Initiative	3,609	4,193
Africa trade Fund	3,398	3,737
Africa Water Facility Fund	30,668	29,905
African Community of practice	2	573
African Energy Leaders Group	354	358
African Legal Support Facility	20,622	13,319
Agriculture fast track fund	6,161	7,053
AMINA	1,576	1,535
Bill and Melinda Gate Foundation TCA	7,994	7,469
Boost Africa Entrepreneurs Lab Trust Fund	1,414	918
Boost Africa Financial Instrument	4,183	4,033
Boost Africa Technical Assistance	573	939
Canada AfDB Climate Fund	75,636	-
Canadian Grant for Technical Assistance	227	224
Capital Market Development Trust Fund	4,271	4,453
Chinese Government Fund	243	247
Clean Technology Fund	13,036	20,627
Climate Development	6,275	7,644
Congo Basin Forest Fund	12,048	17,407
EU Africa Infrastructure Trust Fund	1,663	6,356
Facility for Energy Inclusion financial Instrument	21,077	22,975
Facility For Energy Inclusion Technical Assistance	1,027	1,075
Fertilizer Financing Mechanism	6,831	8,840
Finland	2,803	2,456
France	554	579
Fund For African Private Sector Assistance (FAPA)	37,567	36,737
Gender Equality Trust Fund	15,067	6,703
Global Agriculture and Food Security Program (GAFSP)	32,234	21,803
Global Environment Facility	15,731	29,600
Global Infrastructure Facility Fund	1,018	627
Governance Trust Fund	18	21
Green Climate Fund	743	-
India	1,216	1,590
Infrastructure Consortium for Africa (ICA)	230	223
Initiative Migration and Development (IMDE)	60	63
Investment Climate Facility for Africa	374	393
Italia	4,036	4,261
Korea Trust Fund	9,718	20,593
Making Finance Work for Africa (MFW4A)	590	534
MENA Transition Fund	8,444	10,944
Microfinance Trust Fund	2,460	2,666
Multi-Donor Water Partnership Program	319	301
Nepad Infrastructure	26,632	28,341
Nigeria Technical Cooperation Fund (NTCF)	3,314	3,207
Norway	46	45
Others	71	86
Portuguese Technical Cooperation Trust Fund	628	682
Private Sector Credit Enhancement Facility	197,285	189,453
Program For Infrastructure Development In Africa (PIDA)	112	118
Rockefeller Foundation	1,390	1,350
Rural Water Supply and Sanitation Initiative	28,308	35,572
SFRD (Great Lakes)	431	419
South-South cooperation Trust Fund	454	472
Statistical Capacity Building (SCB)	541	589
Strategic Climate Fund	9,525	15,416
Sustainable Energy Fund for Africa	162,732	126,758
Switzerland Technical Assistance Grant	843	1,288
Trust Fund for Countries in Transition	5,967	7,324
Uganda Road Sector Project	1,371	1,420
United Kingdom	74	72
Urban Municipal Development Fund	3,079	3,696
Value for Money Sustainability and Accountability Trust Fund	945	954
Women Entrepreneurs Finance Initiative Trust Fund	13,332	12,945
Youth Entrepreneurship Innovation Trust Fund	22,192	19,173
Zimbabwe Multi-Donor Trust Fund	4,823	7,794
Total	**1,035,425**	**942,512**

Deloitte.

Deloitte & Associés
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African Development Bank

Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

Independent Auditor's Report on the Financial Statements
Year ended December 31, 2021

To the Board of Governors of the African Development Bank

Opinion

We have audited the accompanying financial statements of the African Development Bank which comprise the balance sheet as at December 31, 2021, and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to S.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Bank as at December 31, 2021 and of the results of its operations, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

Due to the global crisis related to the Covid-19 pandemic, the financial statements of this period have been prepared and audited under specific conditions. Indeed, this crisis and the exceptional measures taken in this context have had numerous consequences for companies, particularly on their operations and their financing, and have led to greater uncertainties on future prospects. Those measures, such as travel restrictions and remote working, have also had an impact on the companies' internal organization and the performance of the audits.

It is in this complex and evolving context that we inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Deloitte.

Impairment based on expected credit losses for loans classified in stages 1 and 2

Risk identified	In addition to the impairment methodology for incurred credit loss (stage 3 - see key audit matter mentioned below), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows: • stage 1 representing an expected loss within 1 year from initial recognition of the financial asset; • stage 2 which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition. The estimate of expected credit losses requires the exercise of judgment to determine in particular: • the rating procedures for loans covered by this impairment model; • the rules for mapping loans to their appropriate staging; • criteria for the increase in credit risk; • certain parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD); • the methodology for taking into account macroeconomic projections for both increase in credit risk and measurement of expected losses. These parameters are integrated into the model used by the Bank for each type of loan portfolio (sovereign loans and non-sovereign loans) to determine the amount of expected credit losses. In addition, the persistent Covid-19 pandemic has led to a health and economic crisis that is likely to affect the reimbursement ability of some borrowers, with contrasting situations. The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, C and G. Thus, the impairment reversal on loans classified in stages 1 and 2 amounted to UA 39,340 thousand for the year ended December 31, 2021 (out of a total amount of impairment charge on all loans of UA 25,198 thousand for the year ended December 31, 2021). Consequently, as at December 31, 2021, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 132,308 thousand for a total impairment amount of UA 858,339 thousand. Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2021, more particularly in the current Covid-19 context, which is marked by significant uncertainty linked to the evolving and persistent context of the pandemic and by the absence of a comparable historical situation.

Our response	Our work has been strengthened to take into account the evolution of risks and an increased level of uncertainty related to the persistent Covid-19 crisis context. In this context, we have assessed the adequacy of the level of stages 1 & 2 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the crisis context.
	Our work consisted mainly, with the assistance of our experts, in:
	• analyzing compliance of calculation and calibration methods with the IFRS 9 standards, in particular on:
	  - the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging;
	  - calculation of expected losses (review of the model, calibration of PDs, LGDs, forward looking assumptions, backtesting methods, etc.);
	• carrying out independent calculations with our own tools.
	Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31, 2021 and the review of the relevant explanatory information provided in the related notes to the financial statements.

Deloitte.

Impairment based on incurred credit risk for non-sovereign loans classified in stage 3

Risk identified	The African Development Bank is exposed to credit and counterparty risks on sovereign and non-sovereign loans that it grants. These risks result from the inability of its clients and counterparties to meet their financial commitments when contractually due.
	In accordance with the IFRS 9 impairment rules, the African Development Bank records impairments to cover expected credit losses (loans classified in stages 1 and 2 - see key audit matter mentioned above) and incurred losses (loans classified in stage 3).
	Impairment on incurred losses for loans classified in stage 3 are determined on an individual basis. These individual impairments are determined by the management based on the estimated future recoverable cash flow estimated on each of the concerned loans.
	These individual impairments are also determined by the management in the persistent Covid-19 pandemic context, which has led to a health and economic crisis that is affecting borrowers' ability to reimburse, with contrasting situations depending notably on the business sector of the counterparties.
	As indicated in notes B, C and G to the financial statements, the outstanding sovereign loans classified in stage 3 are declining (UA 196 million as at December 31, 2021 compared to UA 245 million as at December 31, 2020) whereas the Bank's total non-sovereign loans outstanding amounted to UA 3,076 million, including UA 492 million outstanding loans classified in stage 3 with an impaired amount of UA 360 million as at December 31, 2021 (compared to UA 3,824 million total outstanding non-sovereign loans of which UA 343 million classified in stage 3 with an impaired amount of UA 241 million as at December 31, 2020).
	Given that the assessment of impairment requires a significant accounting estimate and use of management's judgement, we consider that the identification and evaluation of incurred credit loss on non-sovereign loans (which represents an increased risk compared to sovereign risks) is a key audit matter, more particularly in the 2021 context, which is marked by significant uncertainty linked to the evolving and persistent context of the pandemic and by the absence of a comparable historical situation.
Our response	Our work has been strengthened to take into account the evolution of risks and an increased level of uncertainty related to the persistent Covid-19 crisis context. In this context, we have assessed the adequacy of the level of stage 3 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the crisis context.
	As part of our audit procedures, we reviewed the control framework for identifying exposures, monitoring credit and counterparty risks, assessing non-recovery risks and determining related impairment and provisions.
	Our work consisted of assessing the quality of the monitoring system for watchlisted and impaired loans and the credit review process (particularly by the Credit Risk Committee (CRC)).
	In addition, based on a sample selected on materiality and risk criteria, we performed an independent analysis of the amounts of provisions.

Deloitte.

Valuation of financial assets, financial liabilities and derivatives of level 2 and 3 under the IFRS 13

Risk identified	The African Development Bank holds on its balance sheet a significant amount of financial assets and financial liabilities (including derivatives) with fair value of UA 5.3 billion and UA 25.75 billion, respectively, at December 31, 2021.
	For the purposes of this measurement, and in accordance with IFRS 13, financial instruments are grouped into three different levels on the basis of observability of inputs used in the fair value measurement. Levels 2 and 3 include financial instruments valued on the basis of valuation models whose significant parameters are or are not observable on the market, as the case may be (UA 3 billion of financial assets and UA 13.2 billion of financial liabilities valued at levels 2 and 3 as at December 31, 2021 - see note D to the financial statements). The measurement of the fair value of Level 2 and Level 3 financial instruments is therefore based on valuation techniques that involve a significant amount of judgment as to the choice of methodologies and data used:
	• determination of unobservable market valuation parameters;
	• use of internal valuation models;
	• estimation of additional valuation adjustments to take into account certain market, counterparty or liquidity risks.
	We considered that financial instruments classified as Level 2 and 3 in the fair value hierarchy were a key element of the audit because of the materiality of the exposures and the use of judgment in determining fair value, especially for some financial instruments in the uncertain current economic context caused by the persistent Covid-19 health crisis.
Our response	We have reviewed the internal control systems governing the identification, measurement and recognition of Level 2 and Level 3 fair value financial instruments. We have taken note of relevant reports and minutes of committees (particularly ALCO) that could take a position on this subject.
	We tested the controls (notably those by the back and the middle office) that we considered relevant for our audit, in particular those relating to:
	• independent verification of the valuation parameters,
	• determination of the main valuation adjustments and corrections made.
	We have performed these procedures with the assistance of our valuation experts, with whom we have also carried out independent valuation work involving the examination, based on samples, of the assumptions, methodologies and models used to estimate the main valuation adjustments.
	The impact of the Covid-19 health and economic crisis on the valuation of level 2 and 3 financial instruments was taken into account in our work, with particular attention to the estimates used.
	We also examined the main existing margin call spreads and the losses and/or gains on sales of instruments to determine the appropriateness of the Bank's valuations.
	Finally, we examined the disclosures relating to the valuation of financial instruments published in the notes to the financial statements.

Deloitte.

Assessment of Employee Benefits

Risk identified	The African Development Bank offers its employees:
	• a defined benefit pension plan or, on a mandatory basis for employees hired by the Bank since 1st July 2019, a hybrid pension plan (combination of defined benefit scheme and defined contribution scheme); and
	• a defined contribution medical plan that also provides medical benefits to eligible former employees, including retirees.
	For the pension plan, an actuarial valuation of the cost of the plan is performed using the projected unit credit method. Liabilities represent the present value of the defined benefits that the Bank must pay, less the fair value of plan assets.
	For the medical plan, the liability represents the present value of the defined post-employment benefits to be paid by the Bank less the fair value of plan assets.
	As disclosed in note O of the financial statements, the Bank's liability to the pension and medical plan amount to UA 245 million and UA 203 million respectively as at December 31, 2021.
	The valuation of the present value of the liabilities arising from the pension and medical plans is based on various parameters (discount rate, rate of salary increase, mortality rate, future rate of pension increase, rate of increase in cost of medical care, etc.).
	We considered that the assessment of these social and contractual commitments was a key audit matter, given the use of judgment in determining these parameters.
Our response	With the support of our experts, we assessed the process for monitoring and determining the valuation of these social commitments.
	In particular, we carried out the following work:
	• reviewed the terms and conditions of these plans (retirement and medical plans);
	• compared with external sources and examined the reasonableness of assumptions for determining the various parameters used;
	• carried out independent valuation of each benefit plan by verifying the data on the basis of a sample of individuals who are beneficiaries of the pension and medical plans and then recalculating the overall commitment on the basis of the data and parameters retained by the Bank.
	We reviewed also that the change in accounting method related to the application of the IFRIC decision on IAS 19 "Employee Benefits", as set out in notes B and O of the financial statements, has been correctly and appropriately applied.
	Finally, we examined the appropriateness of the information on employee benefits disclosed in the notes to the financial statements.

Deloitte.

Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Bank or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Bank's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris – La Défense, May 3rd, 2022

The independent auditor
Deloitte & Associés



Pascal COLIN